Exhibit 99.1

      Sections of Items 1, 3, 6, 7 and 7A of Ford Motor Company’s Annual Report on Form 10-K for the year ended December 31, 2002. (EXCLUDES INFORMATION DIRECTLY CONCERNING FORD MOTOR CREDIT COMPANY THAT IS ALREADY DISCLOSED IN FORD MOTOR CREDIT COMPANY’S ANNUAL REPORT ON FORM 10-K. ALL REFERENCES TO WE, OUR AND US IN THIS EXHIBIT 99.1 REFER TO FORD MOTOR COMPANY.)

ITEM 1. BUSINESS

      Ford Motor Company (referred to herein as “Ford”, the “Company”, “we”, “our” or “us”) was incorporated in Delaware in 1919. We acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce and sell automobiles designed and engineered by Henry Ford. We are the world’s second-largest producer of cars and trucks combined. We and our subsidiaries also engage in other businesses, including financing and renting vehicles and equipment.

      All of our periodic report filings with the Securities and Exchange Commission (“SEC”) pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are made available, free of charge, through our website located at www.ford.com, including our annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and any amendments to those reports. These reports and amendments are available through our website as soon as reasonably practicable after we electronically file such report or amendment with the SEC.

      To access our SEC reports or amendments, log onto our website and click on the following link on each successive screen.

•	“Investor Information”

•	“Company Financials”

•	“U.S. S.E.C. EDGAR”

•	“Click here to continue to view SEC Filings”

      You will then see a list of reports filed by us with the SEC. Click on the report you desire to access.

Overview

      Segments. Our business is divided into two business sectors: the Automotive sector and the Financial Services sector. We have managed these sectors as three primary operating segments as described below.

Business Sectors	Operating Segments	Description

Automotive:	Automotive	design, development, manufacture, sale, and service of cars and trucks
Financial Services:	Ford Motor Credit Company	vehicle-related financing, leasing, and insurance
	The Hertz Corporation	renting of cars and light trucks and renting industrial and construction equipment, and other activities

      We provide financial information (such as, revenues, income, and assets) for each of these business sectors and operating segments in three areas of this Report: (1) Item 6. “Selected Financial Data” on pages 38 through 40; (2) Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 41 through 64, and (3) Notes 21 and 22 of the Notes to our Financial Statements located at the end of this Report. Financial information relating to certain geographic areas is also included in the above-mentioned areas of this Report.

      Since our adoption of Statement of Financial Accounting Standard (“SFAS”) No. 131 in 1998, we have presented a single Automotive segment in the Notes to our Financial Statements. This presentation is based on the organizational structure established under “Ford 2000”, a management and business initiative we first implemented in 1996. Ford 2000 envisioned a global automotive business that captured in full the synergy and

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scale advantages of a multi-line, multi-jurisdiction, large volume manufacturer. Thus, Ford 2000 established global Automotive functions, including product development, purchasing, manufacturing and sales and marketing, that were managed centrally across our various brands and markets. Our experience with Ford 2000 has confirmed the value of a global perspective, and certain of our core functions, such as product development and purchasing, have remained under central direction. In other areas, however, our management structure has evolved toward a greater alignment with brands and markets. That evolution is reflected in our recent announcement of a new management structure for our Automotive operations under the leadership of James Padilla, Executive Vice President for North American Automotive Operations, and David Thursfield, Executive Vice President for International Automotive Operations. Messrs. Padilla and Thursfield will continue to pursue the synergies and scale advantages available from global coordination and integration. At the same time, they each will have independent responsibility for the performance of the Automotive operations under their control, and the financial results of those operations will be separately measured, stated and evaluated.

      In line with this new management structure, we will, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, expand the number of operating segments we present in the Notes to our Financial Statements by creating two segments within our Automotive sector — North America and International. The North America segment will include Automotive operations in the U.S., Canada and Mexico involving the design, development, manufacture, sale and service of cars and trucks under our Ford, Lincoln and Mercury brands. The International segment will include these Automotive operations outside of North America under our Ford brand, as well as the global operations (including North America) of our Premier Automotive Group brands (i.e., Volvo, Jaguar, Land Rover and Aston Martin). Our intention is to discuss the results of operations of the business units within the International Automotive segment (i.e, Ford-brand Europe, Ford-brand South America, Ford-brand Asia Pacific and Premier Automotive Group) in future periodic reports, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003. This discussion will occur in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

Revitalization Plan

      Following an extensive review of all of our operations, in particular those in North and South America, on January 11, 2002, we announced a revitalization plan (the “Revitalization Plan”) that includes the following elements:

•	New products: A product-led revitalization program that will result in the introduction of 20 new or freshened products in the United States annually between January 2002 and mid-decade.

•	Plant capacity: Reduction of North American installed final assembly capacity by about one million vehicles by mid-decade to realign capacity with market conditions. Manufacturing plans over the next several years include closing five plants (Edison Assembly, Ontario Truck Plant, St. Louis Assembly, Cleveland Aluminum Casting and Vulcan Forge) and downsizing and shift and line speed changes at other plants.

•	Hourly workforce: About 12,000 hourly employees in North America will be affected by actions to be completed by mid-decade.

•	Salaried workforce: Our 2001 voluntary separation program for salaried employees and other related actions resulted in a 3,500-person workforce reduction in North America. An additional 1,500-person salaried workforce reduction was achieved in 2002 to reach the goal of 5,000.

•	Global workforce: More than 35,000 employees will be affected by combined actions around the world by mid-decade, including selected actions prior to 2002. These include: 21,500 in North America — 15,000 hourly, 5,000 salaried and 1,500 agency employees — and 13,500 in the rest of the world.

•	Cost Reductions: A total of $6 billion of cost reductions related to material costs, overhead reductions and improvements in capacity utilization by mid decade.

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•	Discontinued low-margin models: The Mercury Cougar, Mercury Villager, Lincoln Continental and most models of the Ford Escort were discontinued in 2002.

•	Beyond North America: Revitalization plans beyond North American automotive operations include the continued implementation of the European transformation strategy, the Premier Automotive Group strategy, the turnaround in South America and a revised direction for Ford Motor Credit Company.

•	Divestitures: We sold non-core assets and businesses that resulted in cash proceeds received in 2002 of $930 million and entered into commitments from third parties to receive more than $70 million in 2003.

      Progress on Revitalization Plan. Overall, we are on track to achieve the objectives contained in our Revitalization Plan. For a discussion of our progress with respect to the Revitalization Plan, see Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Outlook”.

AUTOMOTIVE SECTOR

      Generally. We sell cars and trucks throughout the world. In 2002, we sold 6,973,000 vehicles throughout the world. Our automotive vehicle brands include Ford, Mercury, Lincoln, Volvo, Jaguar, Land Rover, and Aston Martin.

      Substantially all of our cars, trucks and parts are marketed through retail dealers in North America, and through distributors and dealers outside of North America. At December 31, 2002, the approximate number of dealers and distributors worldwide distributing our vehicle brands was as follows: Ford, 13,000; Mercury, 2,141; Lincoln, 1,561; Volvo, 2,500; Jaguar, 787; Land Rover, 1,808; Aston Martin, 100. Because many dealerships distribute more than one of our brands from the same sales location, a single dealership may be counted under more than one brand in the previous sentence. In addition to the products we sell to our dealers for retail sale, we also sell cars and trucks to our dealers for sale to fleet customers, including daily rental companies, commercial fleet customers, leasing companies and governments. Sales to all of our fleet customers in the United States in the aggregate have represented between 22% and 23% of our total United States car and truck sales for the last five years. We do not depend on any single customer or small group of customers to the extent that the loss of such customer or group of customers would have a material adverse effect on our business.

      In addition to producing and selling cars and trucks, we also provide our customers with after-the-sale vehicle services and products, such as maintenance and light repair, heavy repair, collision, vehicle accessories and extended repair service products. In North America, we market these services under the Quality CareSM brand and market original equipment replacement parts under the MotorcraftSM brand.

      The worldwide automotive industry, Ford included, is affected significantly by a number of factors over which we have little control, including general economic conditions. In the United States, the automotive industry is a highly-competitive, cyclical business that has a wide variety of product offerings. The number of cars and trucks sold to retail and fleet buyers (commonly referred to as “industry demand”) can vary substantially from year to year. In any year, industry demand depends largely on general economic conditions, the cost of purchasing and operating cars and trucks, and the availability and cost of credit and fuel. Industry demand also reflects the fact that cars and trucks are durable items that people generally can wait to replace.

      Our unit sales vary with the level of total industry demand and our share of that industry demand. Our share is influenced by how our products compare with those offered by other manufacturers based on many factors, including price, quality, styling, reliability, safety, and functionality. Our share also is affected by our timing of new model introductions and manufacturing capacity limitations. Our ability to satisfy changing consumer preferences with respect to type or size of vehicle and its design and performance characteristics can impact our sales and earnings significantly.

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      The profitability of vehicle sales is affected by many factors, including the following:

•	unit sales volume

•	the mix of vehicles and options sold

•	the margin of profit on each vehicle sold

•	the level of “incentives” (price discounts) and other marketing costs

•	the costs for customer warranty claims and additional service actions

•	the costs for safety, emission and fuel economy technology and equipment

•	the ability to manage costs

•	the ability to recover cost increases through higher prices

      Further, because Ford and other manufacturers have a high proportion of costs that are fixed (including relatively fixed labor costs), relatively small changes in unit sales volumes can dramatically affect overall profitability. Therefore, should industry demand soften because of slowing or negative economic growth in the major markets in which we operate, or should our share of total industry sales decline, our profitability will be adversely affected.

      Most of the factors that affect the United States automotive industry and its sales volumes and profitability are equally relevant outside the United States.

      Competitive Position. The worldwide automotive industry consists of many producers, with no single dominant producer. Certain manufacturers, however, account for the major percentage of total sales within particular countries, especially their countries of origin. Detailed information regarding our competitive position in the principal markets where we compete can be found below as part of the overall discussion of the automotive industry in those markets.

      Governmental Regulation. The worldwide automotive industry also is affected significantly by a substantial amount of costly governmental regulation. In the United States and Europe, for example, governmental regulation has arisen primarily out of concern for the environment, for greater vehicle safety, and for improved fuel economy. Many governments also regulate local content and/or impose import requirements as a means of creating jobs, protecting domestic producers, or influencing their balance of payments. A detailed discussion of the material government regulation in the United States and Europe impacting our business is set forth below under the heading “Governmental Standards”.

      Seasonality. There generally is no material seasonal impact on our business. To the extent that we do experience some fluctuation in the business of a seasonal nature, it has generally occurred in the third quarter and primarily is the result of the annual two to three week summer shut down of our manufacturing facilities during that quarter. As a result of these production shut downs, operating results for the third quarter typically are less favorable than those of the other quarters.

      Raw Materials. We purchase a wide variety of raw materials for use in the production of our vehicles from numerous suppliers around the world. These raw materials include non-ferrous metals (e.g., aluminum), precious metals (e.g., palladium, platinum and rhodium), ferrous alloys (e.g., steel), energy (e.g., natural gas) and resins (e.g., polypropylene). We believe that we have adequate supplies or sources of availability of the raw materials necessary to meet our needs. However, there are risks and uncertainties with respect to the supply of certain of these raw materials that could impact their availability in sufficient quantities to meet our needs. These risks and uncertainties include industry manufacturing capacity restraints in the United States steel industry as a result of the filing for bankruptcy protection by a number of domestic steel manufacturers. In addition, because the grade of steel used in our products is not generic, but rather is often uniquely specified for each part, there is a limited number of suppliers, or even a single supplier, for each type of steel purchased. In the event of an interruption of supply of a given type of specified steel, replacement steel would not be readily available on the market as it would take some amount of time for a substitute supplier to tailor their manufacturing processes to produce steel that meets our specifications. A prolonged disruption of the supply of

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steel or any other raw materials used for the production of our vehicles could have a substantial adverse effect on us.

      Backlog Orders. We generally produce and ship our products on average within approximately 20 days after an order is deemed to become firm. Therefore, no significant amount of backlog orders accumulates during any period.

      Intellectual Property. We own, or hold licenses to use, numerous patents, copyrights and trademarks on a global basis. Our policy is to protect our competitive position by, among other methods, filing U.S. and international patent applications to protect technology and improvements that we consider important to the development of our business. As such, we have generated a large number of patents related to the operation of our business and expect this portfolio to continue to grow as we actively pursue additional technological innovation. We currently have over 10,000 active patents and pending patent applications globally, with an average age for patents in our active patent portfolio being 7 1/2 years. In addition to this intellectual property, we also rely on our proprietary knowledge and ongoing technological innovation to develop and maintain our competitive position. While we believe these patents, patent applications and know-how, in the aggregate, to be important to the conduct of our business, and we obtain licenses to use certain intellectual property owned by others, none is individually considered material to our business. Similarly, we own numerous trademarks and service marks that contribute to the identity and recognition of our company and its products and services globally. Certain of these marks are integral to the conduct of our business, the loss of which could have a material adverse effect on our business.

      Following is a discussion of the automotive industry in the principal markets where we compete:

United States

      Sales Data. The following table shows U.S. industry sales of cars and trucks for the years indicated:

	U. S. Industry Sales
	(millions of units)
	Years Ended December 31,

	2002	2001	2000	1999	1998

Cars	8.1	8.4	8.8	8.7	8.2
Trucks	9.0	9.1	9.0	8.7	7.8

Total	17.1	17.5	17.8	17.4	16.0

      We classify cars by small, medium, large and premium segments and trucks by compact pickup, bus/van (including minivans), full-size pickup, sport utility vehicles and medium/heavy segments. The large and premium car segments and the bus/van, full-size pickup and sport utility vehicle segments include the industry’s most profitable vehicle lines. The term “bus” as used in this discussion refers to vans designed to carry passengers. The following tables show the proportion of United States car and truck unit sales by

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segment for the industry (including both domestic and foreign-based manufacturers) and Ford for the years indicated:

	U. S. Industry Vehicle Sales by Segment

	Years Ended December 31,

	2002	2001	2000	1999	1998

Cars
Small	16.0%	16.7%	16.7%	16.1%	16.9%
Medium	21.4	21.6	22.9	23.8	23.6
Large	2.2	2.7	2.9	3.2	3.7
Premium	7.7	7.2	7.2	6.8	6.8

Total U.S. Industry Car Sales	47.3	48.2	49.7	49.9	51.0

Trucks
Compact Pickup	4.6%	5.2%	5.9%	6.2%	6.7%
Bus/ Van	8.6	8.8	10.0	10.1	10.1
Full-Size Pickup	12.7	13.2	12.4	12.7	12.4
Sport Utility Vehicles	25.2	23.0	19.8	18.5	17.5
Medium/ Heavy	1.6	1.6	2.2	2.6	2.3

Total U.S. Industry Truck Sales	52.7	51.8	50.3	50.1	49.0

Total U.S. Industry Vehicle Sales	100.0%	100.0%	100.0%	100.0%	100.0%

	Ford Vehicle Sales by Segment in U.S.

	Years Ended December 31,

	2002	2001	2000	1999	1998

Cars
Small	12.5%	14.0%	14.5%	13.5%	13.1%
Medium	11.9	11.5	13.0	15.5	16.7
Large	4.4	5.2	5.1	5.7	5.7
Premium	7.8	7.0	7.5	6.2	4.2

Total Ford U.S. Car Sales	36.6	37.7	40.1	40.9	39.7

Trucks
Compact Pickup	6.2%	6.9%	7.9%	8.4%	8.4%
Bus/ Van	9.1	9.1	10.5	11.0	11.1
Full-Size Pickup	22.5	22.9	20.9	20.9	21.3
Sport Utility Vehicles	25.4	23.2	20.4	18.5	19.1
Medium/ Heavy	0.2	0.2	0.2	0.3	0.4

Total Ford U.S. Truck Sales	63.4	62.3	59.9	59.1	60.3

Total Ford U.S. Vehicle Sales	100.0%	100.0%	100.0%	100.0%	100.0%

      As the tables above indicate, there has been a general shift from cars to trucks for both industry sales and Ford sales. This shift has been occurring gradually over a number of years. Ford’s sales of trucks as a percentage of its total vehicle sales has also increased since 1999 because of higher sales of sport utility vehicles and full-size pickups. Ford’s sales of the medium car segment as a percentage of its total sales has deteriorated more than the general decline of the industry sales in that segment because of the discontinuance of certain product offerings in the segment (e.g., Ford Contour and Mercury Mystique). Ford’s sales of the premium car segment as a percentage of total Ford U.S. car sales has increased since 1998 because of the

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addition of Volvo vehicles as a result of our purchase of Volvo Car Corporation on March 31, 1999 and expansion of our Jaguar car product offerings.

      Market Share Data. Our principal competitors in the United States include General Motors Corporation, DaimlerChrysler Corporation, Toyota Corporation, Honda Motor Corporation and Nissan Motor Corporation, Ltd. The following tables show changes in car and truck United States market shares of the six leading vehicle manufacturers for the years indicated:

	U.S. Car Market Shares*

	Years Ended December 31,

	2002	2001	2000	1999	1998

Ford**	16.4%	17.7%	19.1%	19.9%	20.4%
General Motors	25.5	27.0	28.6	29.3	29.8
DaimlerChrysler***	8.6	8.5	9.1	10.3	10.7
Toyota	12.2	11.3	11.0	10.2	10.6
Honda	10.3	10.7	10.0	9.8	10.6
Nissan	6.1	4.9	4.8	4.6	5.0
All Other****	20.9	19.9	17.4	15.9	12.9

Total U.S. Car Retail Deliveries	100.0%	100.0%	100.0%	100.0%	100.0%

	U.S. Truck Market Shares*

	Years Ended December 31,

	2002	2001	2000	1999	1998

Ford**	25.5%	27.4%	28.2%	28.6%	30.5%
General Motors	30.7	28.9	27.0	27.8	27.5
DaimlerChrysler***	19.0	19.5	21.5	22.2	23.2
Toyota	8.5	8.7	7.2	6.7	6.3
Honda	4.5	3.4	3.1	2.6	1.9
Nissan	2.8	3.2	3.7	3.2	2.7
All Other*****	9.0	8.9	9.3	8.9	7.9

Total U.S. Truck Retail Deliveries	100.0%	100.0%	100.0%	100.0%	100.0%

	U.S. Combined Car and Truck Market Shares*

	Years Ended December 31,

	2002	2001	2000	1999	1998

Ford**	21.1%	22.8%	23.7%	24.3%	25.3%
General Motors	28.3	28.0	27.8	28.5	28.7
DaimlerChrysler***	14.1	14.2	15.3	16.3	16.8
Toyota	10.3	10.0	9.1	8.5	8.5
Honda	7.3	6.9	6.6	6.2	6.3
Nissan	4.4	4.1	4.3	3.9	3.9
All Other****	14.5	14.0	13.2	12.3	10.5

Total U.S. Car and Truck Retail Deliveries	100.0%	100.0%	100.0%	100.0%	100.0%

*	All U.S. retail sales data are based on publicly available information from the media and trade publications.

**	Ford purchased Volvo Car on March 31, 1999 and Land Rover on June 30, 2000. The figures shown here include Volvo Car and Land Rover on a pro forma basis for the periods prior to their acquisition by Ford. In 1998, Volvo Car represented 0.6 percentage points of total market share. During the period

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1998 through 1999, Land Rover represented no more than 0.2 percentage points of total market share during any one year.

***	Chrysler and Daimler-Benz merged in late 1998. The figures shown here combine Chrysler and Daimler-Benz (excluding Freightliner and Sterling Heavy Trucks) on a pro forma basis for the period prior to their merger.

****	“All Other” includes primarily companies based in various European countries, Korea and other Japanese manufacturers. The increase in combined market share from 2001 to 2002 shown for “All Others” reflects primarily increases in market share for BMW and the Korean manufacturers (e.g., Hyundai and Kia).

*****	“All Other” in the U.S. Truck Market Shares table includes primarily companies based in various European countries, Korea and other Japanese manufacturers and heavy truck manufacturers.

      The decline in overall market share for Ford since 1998 is primarily the result of increased competition and, in particular, an increased number of new competitive truck product offerings.

      Marketing Incentives and Fleet Sales. Automotive manufacturers that sell vehicles in the United States typically give purchasers price discounts or other marketing incentives. These incentives are the result of competition from new product offerings by manufacturers and the desire to maintain production levels and market shares. Manufacturers provide these incentives to both retail and fleet customers (fleet customers include daily rental companies, commercial fleet customers, leasing companies and governments). Marketing incentives generally are higher during periods of economic downturns, when excess capacity in the industry tends to increase. We estimate that there exists presently about three to four million units of excess capacity in North America.

      Our marketing costs for the Ford, Lincoln and Mercury brands in the United States as a percent of gross sales revenue for those brands were as follows for the three years indicated: 15.8% (2002), 14.7% (2001), and 11.1% (2000). These “marketing costs” include primarily (i) marketing incentives on vehicles, such as retail rebates and costs for special financing and lease programs, (ii) reserves for costs and/or losses associated with our required repurchase of certain vehicles sold to daily rental companies, and (iii) costs for advertising and sales promotions for vehicles. The increase in marketing costs over the last several years is a result of increased competition in the United States market.

      Fleet sales generally are less profitable than retail sales, and sales to daily rental companies generally are less profitable than sales to other fleet purchasers. The mix between sales to daily rental companies and other fleet customers has been about evenly split in recent years. The table below shows our fleet sales in the United States, and the amount of those sales as a percentage of our total United States car and truck sales, for the last five years.

	Ford Fleet Sales

	Years Ended December 31,

	2002	2001	2000	1999	1998

Units sold	816,000	885,000	977,000	940,000	878,000
Percent of Ford’s total U.S. car and truck sales	23%	22%	23%	23%	22%

      Warranty Coverage and Additional Service Actions. We presently provide warranty coverage for defects in factory-supplied materials and workmanship on all vehicles in the United States. The warranty coverage for Ford/ Mercury vehicles generally extends for 36 months or 36,000 miles (whichever occurs first) and covers components of the vehicle, including tires beginning January 1, 2001 for 2001 and later model years. Prior to January 1, 2001, tires were warranted only by the tire manufacturers. The United States warranty coverage for luxury vehicles (Lincoln, Jaguar, Volvo and Land Rover) extends for 48 months or 50,000 miles (whichever occurs first) but, except for 2001 or later model year Lincoln vehicles, does not include tires, which are warranted by the tire manufacturers. In general, different warranty coverage is provided on medium trucks and on vehicles sold outside the United States. Warranty coverage for safety restraint systems (safety belts, air bags and related components) extends for 60 months or 50,000 miles (whichever occurs first). Also, corrosion

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damage resulting in perforation (holes) in body sheet metal panels is covered on 1995 and newer models for 60 months (unlimited mileage). In addition, the Federal Clean Air Act requires warranty coverage for 8 years or 80,000 miles (whichever occurs first) for emissions equipment (e.g., catalytic converter and powertrain control module) on most light duty vehicles sold in the United States. As a result of these warranties, costs for warranty repairs can be substantial. Estimated warranty costs for each vehicle sold by us are accrued at the time of sale. Such accruals, however, are subject to adjustment from time to time depending on actual experience.

      In addition to the costs associated with the contractual warranty coverage provided on our vehicles, we also incur costs as a result of additional service actions not covered by our warranties, including product recalls and customer satisfaction actions. Estimated additional service action costs for each vehicle sold by us are also accrued at the time of sale and are subject to the same adjustments described above.

      For a discussion of our accounting estimates with respect to costs for warranty and additional service actions, see Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates”.

Europe

      Market Share Information. Outside of the United States, Europe is our largest market for the sale of cars and trucks. The automotive industry in Europe is intensely competitive. Our principal competitors in Europe include General Motors Corporation, DaimlerChrysler Corporation, Volkswagen A.G., PSA, Renault Group, Fiat SPA and Toyota Corporation. Over the past year, we estimate that 167 new or freshened vehicles, including derivatives of existing vehicles, were introduced in the European market by various manufacturers. For the past 10 years, the top six manufacturers have collectively held between 73% and 77% of the total car market. This competitive environment is expected to intensify further as Japanese manufacturers increase their production capacity, and all of the manufacturers of premium brands (e.g., BMW, Mercedes Benz and Audi) continue to broaden their product offerings. We estimate that in 2002 the European automotive industry had excess capacity of approximately four million units (based on a comparison of European domestic demand and capacity).

      In 2002, vehicle manufacturers sold approximately 17.2 million cars and trucks in Europe, down 3.4% from 2001 levels. Our combined car and truck market share in Europe in 2002 was 10.9%, up 2/10 of one percentage point from 2001.

      Britain and Germany are our most important markets within Europe, although the Southern European countries are becoming increasingly significant. Any adverse change in the British or German market has a significant effect on our total European automotive profits. For 2002 compared with 2001, total industry sales were up 4% in Britain and down 3% in Germany.

      For purposes of the figures shown in this section, we consider Europe to consist of the following 19 markets: Britain, Germany, France, Italy, Spain, Austria, Belgium, Ireland, Netherlands, Portugal, Switzerland, Finland, Sweden, Denmark, Norway, Czech Republic, Greece, Hungary and Poland.

      Marketing Incentives. The automotive industry in Europe continues to be intensely competitive. In Europe in 2002, increased competition resulted in substantial retail and fleet incentive spending on the part of Ford and most manufacturers, particularly in our key European market of Britain. Similar to the United States, marketing costs in Europe include primarily (i) marketing incentives on vehicles, such as rebates and costs for special financing and lease programs, (ii) reserves for costs and/or losses associated with our required repurchase of certain vehicles sold to daily rental companies, and (iii) costs for advertising and sales promotions for vehicles.

      Motor Vehicle Distribution in Europe. On October 1, 2002, the Commission of the European Union adopted a new regulation that changes the way motor vehicles are sold and repaired throughout the European Community. Under the new regulation, Ford could continue to maintain its “exclusive” distribution arrangements that allow it to provide dealers with exclusive sales territories, however, the new regulation eliminates the formerly allowable restrictions on resale. This means that if we continue with the exclusive

99.1-9

distribution arrangements, our dealers could sell vehicles to any reseller (e.g., supermarket chains, internet agencies and other resellers not authorized by us), who in turn could sell to end customers both within and outside of the dealer’s exclusive sales territory. Alternatively, the new regulation allows manufacturers to establish a “selective” distribution regime that would allow the manufacturer to determine the number but, beginning in 2005, not the location of its dealers. In addition, under the selective distribution regime, we would be able to restrict the dealer’s ability to sell our vehicles to unauthorized resellers. Under either system, the new rules make it easier for a dealer to display and sell multiple brands in one store without the need to maintain separate facilities.

      Ford, as well as the majority of the other automotive manufacturers, has elected to establish a selective distribution system. Therefore, beginning in 2005, under new dealer agreements to be entered with each of our dealers in the European Union, our dealers will be free to set up additional sales or delivery outlets within the European Union and to sell actively to all customers within the European Union.

      Within this new regulation, the Commission also has adopted sweeping changes to the repair industry. Dealers can no longer be required by the manufacturer to perform repair work themselves. Instead, dealers can subcontract the work to independent repair shops that meet reasonable criteria set by the manufacturer. These authorized repair facilities can perform warranty and recall work, in addition to other repair and maintenance work. While a manufacturer can continue to require the use of its parts in warranty and recall work, the repair facility can use parts made by others that are of comparable quality for all other repair work.

      We are currently negotiating our new Dealer, Authorized Repairer and Spare Part contracts on a country by country level. The new regulation will apply to existing dealers and any new dealers when the new agreements are signed, which is expected to occur during the first half of 2003.

      It is difficult to quantify at this time the full impact of these changes on our European operations. The Commission, however, has stated that it expects the new rules to lead to increased competition and a narrowing of differences in car prices from country to country.

      Warranty Coverage. Beginning in January 2002, warranty coverage provided by volume manufacturers (including Ford) in most of our European markets increased from one year with unlimited mileage to two years with unlimited mileage. This increase in warranty coverage was prompted by new consumer laws in eleven of the 19 European markets that granted private buyers a two-year period in which to pursue defects in goods (including vehicles and substantial components). Prior to January 2002, Ford provided warranty coverage on Jaguar and Volvo brand vehicles that extended for 36 months or 60,000+ miles and will continue to provide such warranty coverage. In Britain, Ford provides a warranty package that includes a 36 month warranty composed of a 12 month/unlimited mileage base warranty and free of charge OEW (Extended Service Plan) covering up to a further 24 months and 60,000 miles. Commercial vehicles (e.g., Ford Transit and Ford Transit Connect) carry a 24 month/unlimited mileage warranty except in Britain where Ford currently provides a 36 month or 100,000 miles base warranty. In addition to the base warranties discussed above, Ford warrants the bodywork of all of its brands against rust perforation for periods between 6 years and 12 years.

Other Markets

      Canada and Mexico. Canada and Mexico also are important markets for us. In Canada, industry sales of new cars and trucks in 2002 were approximately 1,730,000 units, up 8.4% from 2001 levels. In 2002, industry sales of new cars and trucks in Mexico were approximately 1,005,000 units, up approximately 6.1% from 2001 levels Our combined car and truck market share in these markets in 2002 was 15.8% in Canada and 16.5% in Mexico.

      South America. Brazil and Argentina are our principal markets in South America. The economic environment in those countries has been volatile in recent years, particularly in 2002, leading to large variations in industry sales. Results have also been influenced by sharp devaluation of the Argentine Peso and Brazilian Real, continued weak economic conditions, political uncertainty and government actions to reduce inflation and public deficits. Industry sales in 2002 were approximately 1.5 million units in Brazil, down about

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6.4% from 2001, and approximately 96,000 units in Argentina, down 52.2% from 2001. Our combined car and truck market share in these markets in 2002 was 10.3% in Brazil (up 2.1 percentage points from last year) and 16.5% in Argentina (up 2.0 percentage points from a year ago).

      Ford has undertaken restructuring actions in recent years to improve its competitiveness in South America. In addition, we built a new assembly plant in Brazil, which will manufacture a new family of vehicles for the South American markets. The new plant started building the 5-door Fiesta in May of 2002 and began producing an all-new sport utility vehicle early in the first quarter of 2003.

      Asia Pacific. In the Asia Pacific region, Australia, Taiwan, Thailand and Japan are our principal markets. Industry volumes in 2002 in this region were as follows: approximately 824,000 units in Australia (up 6.6% from 2001), approximately 399,000 units in Taiwan (up 15% from 2001), approximately 415,000 units in Thailand (up 39.7% from 2001) and approximately 5.8 million units in Japan (down 2% from 2001). In 2002, our combined car and truck market share in Australia was 14.3%. In Taiwan, we had a combined car and truck market share in 2002 of 16.4%. In Thailand, our combined car and truck market share was 5.7% in 2002. Our combined car and truck market share in Japan has been less than 1% in recent years. We own a 33.4% interest in Mazda Motor Corporation (“Mazda”) and account for Mazda on an equity basis. Mazda’s market share in Japan has been in the 5% range in recent years. Our principal competition in the Asia Pacific region has been the Japanese manufacturers. We anticipate that the continuing relaxation of import restrictions (including duty reductions) will intensify competition in the region.

      We opened an assembly plant in India in 1999, launching an all-new small car (the Ikon) designed specifically for that market. In addition, India sells components to Mexico and South Africa. We expect India to become one of our most important markets in Asia in the future.

      We also are in the process of increasing our presence in China. During 2002, a new purchasing office was established in China to take advantage of sourcing opportunities for global markets from that country. The Changan Ford assembly plant located in Chongqing became operational and production of the Fiesta in China started mid-January 2003. Changan Ford is our 50/50 joint venture operation with Changan Automobile.

      Africa. We distribute Ford, Jaguar, Land Rover, Mazda, and Volvo vehicles in South Africa. In 2002, industry volume in South Africa was approximately 350,000 units, down 4.6% from 2001 levels. Our combined car and truck market share in 2002 was 13.2% for the five brands we distribute.

FINANCIAL SERVICES SECTOR

Ford Motor Credit Company — Not Included

The Hertz Corporation

      The Hertz Corporation (“Hertz”) and its affiliates, associates and independent licensees represent what Hertz believes is the largest worldwide general use car rental brand based upon revenues. Hertz also operates one of the largest industrial and construction equipment rental businesses in North America based upon revenues. Hertz and its affiliates, associates and independent licensees, do the following:

•	rent cars and light trucks

•	rent industrial and construction equipment

•	sell their used cars and equipment

•	provide third-party claim management services

      These businesses are operated from approximately 7,000 locations throughout the United States and in over 150 foreign countries and jurisdictions. Hertz is an indirect, wholly-owned subsidiary of Ford.

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      Below are some financial highlights for Hertz (in millions):

	Years Ended
	December 31,

	2002	2001

Revenue	$4,978	$4,925
Pre-Tax Income	200	3
Income before cumulative effect of change in accounting principle	127	23
Net Income/(Loss)	(167)	23

GOVERNMENTAL STANDARDS

      A number of governmental standards and regulations relating to safety, corporate average fuel economy (“CAFE”), emissions control, noise control, damageability, and theft prevention are applicable to new motor vehicles, engines, and equipment manufactured for sale in the United States, Europe and elsewhere. In addition, manufacturing and assembly facilities in the United States, Europe and elsewhere are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. Such facilities in the United States and Europe also are subject to comprehensive national, regional, and/or local permit programs with respect to such matters.

      Mobile Source Emissions Control — U.S. Requirements. The Federal Clean Air Act imposes stringent limits on the amount of regulated pollutants that lawfully may be emitted by new motor vehicles and engines produced for sale in the United States. Currently, most light duty vehicles sold in the United States must comply with these standards for 10 years or 100,000 miles, whichever first occurs. The U.S. Environmental Protection Agency (“EPA”) has promulgated post-2004 model year standards that are more stringent than the default standards contained in the Clean Air Act. These new regulations will require most light duty trucks to meet the same emissions standards as passenger cars by the 2007 model year. The stringency of the new standards presents compliance challenges and is likely to hinder efforts to employ light-duty diesel technology, which could negatively impact our ability to meet CAFE standards. The EPA also has promulgated post-2004 emission standards for “heavy-duty” trucks (8,500-14,000 lbs. gross vehicle weight). These standards are likely to pose technical challenges and may affect the competitive position of full-line vehicle manufacturers such as Ford.

      Pursuant to the Clean Air Act, California has received a waiver from the EPA to establish its own unique emissions control standards. New vehicles and engines sold in California must be certified by the California Air Resources Board (“CARB”). CARB has adopted stringent new vehicle emissions standards that will be phased in beginning in the 2004 model year. These new standards treat most light duty trucks the same as passenger cars and require both types of vehicles to meet new stringent emissions requirements. As with the EPA’s post-2004 standards, CARB’s vehicle standards present a difficult engineering challenge, and will essentially rule out the use of light-duty diesel technology.

      Since 1990, the California program has included requirements for manufacturers to produce and deliver for sale zero-emission vehicles, which produce no emissions of regulated pollutants (“ZEV”). Currently available ZEVs are typically battery-powered vehicles with narrow consumer appeal due to their limited range, reduced functionality, and high cost. The ZEV mandate initially required that a specified percentage of each manufacturer’s vehicles produced for sale in California, beginning at 2% in 1998 and increasing to 10% in 2003, must be ZEVs. In 1996, CARB eliminated the ZEV mandate for the 1998-2002 model years, but retained the 10% mandate in a modified form beginning with the 2003 model year. Around the same time, vehicle manufacturers voluntarily entered into agreements with CARB to conduct ZEV demonstration programs. In 2001, CARB approved a series of complex modifications to the ZEV mandate that required manufacturers to produce increasing numbers of ZEVs and partial zero-emission vehicles (“PZEVs”) between 2003 and 2018. PZEVs are vehicles certified to California’s super-ultra-low emission vehicle (“SULEV”) tailpipe standards, with zero evaporative emissions.

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      In 2002, a federal court granted a preliminary injunction against enforcement of the ZEV mandate because it found that certain provisions are preempted by the federal CAFE law. That ruling is on appeal. In the meantime, in March 2003, California regulators proposed sweeping changes to the ZEV mandate that would shift the focus of the regulation away from battery-electric vehicles to advanced-technology vehicles (e.g., hybrid electric vehicles or compressed natural gas vehicles) with extremely low — but not zero — tailpipe emissions. In essence, the proposal would drop the current “pure ZEV” requirements in favor of increased requirements to produce advanced-technology vehicles, plus a requirement to produce a small number of zero-emission fuel cell vehicles by 2008. The proposal would also establish an “Independent Expert Review Panel” to periodically assess the state of ZEV technology. On one hand, the changes appear to reflect a welcome recognition that battery-electric vehicles simply do not have the potential to achieve widespread customer acceptance. On the other hand, the proposal calls for very large numbers of advanced-technology vehicles in future years; there are questions about the feasibility of these requirements, as well as California’s authority to adopt them. We expect that this proposal will face significant opposition from certain groups that continue to support near-term requirements for battery-electric vehicles.

      The Clean Air Act permits other states that do not meet national ambient air quality standards to adopt California’s motor vehicle emission standards no later than two years before the affected model year. New York, Massachusetts, Vermont, and Maine adopted the California standards effective with the 2001 model year or before. New York and Massachusetts have adopted the California ZEV mandate along with alternative ZEV compliance programs. Other states are considering the adoption of California vehicle standards, with or without the ZEV mandate. There are problems with transferring California standards to northeast states, including the following: 1) the driving range of ZEVs is greatly diminished in cold weather, thereby limiting their market appeal; and 2) the northeast states have refused to adopt the California reformulated gasoline regulations, which may impair the ability of vehicles to meet California’s in-use standards.

      Ford has accumulated ZEV credits through sales of TH!NK brand electric vehicles, and it has plans to accumulate more credits by selling future PZEV models. In the longer term, however, it is doubtful whether the market will support the number of battery electric vehicles called for by the modified ZEV mandate. Fuel cell technology may in the future enable production of ZEVs with widespread consumer appeal, but it does not appear that production vehicles with fuel cell technology will be commercially feasible for years to come. Compliance with the ZEV mandate may eventually require costly actions that would have a substantial adverse effect on Ford’s sales volume and profits. For example, Ford could be required to curtail the sale of non-electric vehicles and/or offer to sell electric vehicles well below cost. Other states may seek to adopt CARB’s ZEV mandate pursuant to the Clean Air Act, thereby increasing the costs to Ford.

      Under the Clean Air Act, the EPA and CARB can require manufacturers to recall and repair non-conforming vehicles. The EPA, through its testing of production vehicles, also can halt the shipment of non-conforming vehicles. Ford may be required to recall, or may voluntarily recall, vehicles for such purposes in the future. The costs of related repairs or inspections associated with such recalls could be substantial.

      European Requirements. European Union (“EU”) directives and related legislation limit the amount of regulated pollutants that may be emitted by new motor vehicles and engines sold in the EU. In 1998, the EU adopted a new directive on emissions from passenger cars and light commercial trucks. More stringent emissions standards applied to new car certifications beginning January 1, 2000 and to new car registrations beginning January 1, 2001 (“Stage III Standards”). A second level of even more stringent emission standards will apply to new car certifications beginning January 1, 2005 and to new car registrations beginning January 1, 2006 (“Stage IV Standards”). The comparable light commercial truck Stage III Standards and Stage IV Standards would come into effect one year later than the passenger car requirements. The directive includes a framework that permits EU member states to introduce fiscal incentives to promote early compliance with the Stage III and Stage IV Standards. The directive also introduces on-board diagnostic requirements, more stringent evaporative emission requirements, and in-service compliance testing and recall provisions for emissions-related defects that occur in the first five years or 80,000 kilometers of vehicle life (extended to 100,000 kilometers in 2005). The Stage IV Standards for diesel engines are not yet technically feasible and may impact our ability to produce and offer a broad range of products with the characteristics and

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functionality that customers demand. A related EU directive was adopted at the same time which establishes standards for cleaner fuels beginning in 2000 and even cleaner fuels in 2005. The EU is setting up a program to assess the need for further changes to vehicle emission and fuel standards after 2005.

      Certain European countries are conducting in-use emissions testing to ascertain compliance of motor vehicles with applicable emissions standards. These actions could lead to recalls of vehicles; the future costs of related inspection or repairs could be substantial.

      Stationary Source Emissions Control — U.S. Requirements. In the United States, the Federal Clean Air Act also requires the EPA to identify “hazardous air pollutants” from various industries and promulgate rules restricting their emission. In 2002, the EPA issued proposed rules for a variety of industrial categories, several of which would further regulate emissions from our U.S. operations, including engine testing, automobile surface coating and iron casting. These technology-based standards could require certain of our facilities to significantly reduce their air emissions. If the final rules are unchanged from the proposals, the cost to us, in the aggregate, to comply with these standards could be substantial.

      Motor Vehicle Safety — U.S. Requirements. The National Traffic and Motor Vehicle Safety Act of 1966 (the “Safety Act”) regulates motor vehicles and motor vehicle equipment in the United States in two primary ways. First, the Safety Act prohibits the sale in the United States of any new vehicle or equipment that does not conform to applicable motor vehicle safety standards established by the National Highway Traffic Safety Administration (the “Safety Administration”). Meeting or exceeding many safety standards is costly because the standards tend to conflict with the need to reduce vehicle weight in order to meet emissions and fuel economy standards. Second, the Safety Act requires that defects related to motor vehicle safety be remedied through safety recall campaigns. A manufacturer also is obligated to recall vehicles if it determines that they do not comply with a safety standard. Should Ford or the Safety Administration determine that either a safety defect or a noncompliance exists with respect to certain of Ford’s vehicles, the costs of such recall campaigns could be substantial. There were pending before the Safety Administration approximately 40 investigations relating to alleged safety defects or potential compliance issues in Ford vehicles as of February 11, 2003.

      The Transportation Recall Enhancement, Accountability, and Documentation Act (the “TREAD Act”) was signed into law in November 2000. The TREAD Act mandates that the Safety Administration establish several new regulations including reporting requirements for motor vehicle manufacturers on foreign recalls and certain information received by the manufacturer that may assist the agency in the identification of safety defects.

      Foreign Requirements. Canada, the EU, individual member countries within the EU, and other countries in Europe, South America and the Asia Pacific markets also have safety standards applicable to motor vehicles and are likely to adopt additional or more stringent standards in the future. In addition, the European Automobile Manufacturers Association (of which Ford is a member) (“ACEA”) made a voluntary commitment in June 2001 to introduce a range of safety measures to improve pedestrian protection with the first phase starting in 2005 and a second phase starting in 2010. Similar commitments were subsequently made by the Japanese and Korean automobile manufacturers associations. As a result, over 99% of cars and small vans sold in Europe are covered by industry safety commitments. After consultation with the European Council of Ministers and the European Parliament, the European Commission released a proposal for a directive in February 2003, which includes only the principal requirements and objectives of the industry commitments (i.e., the application dates, the types of tests to be conducted and the limit values to be achieved). The detailed provisions for various tests prescribed by the directive will be subject to a subsequent Commission decision related to the industry commitments, which is scheduled for publication in late 2003.

      Motor Vehicle Fuel Economy — U.S. Requirements. Under federal law, vehicles must meet minimum CAFE standards set by the Safety Administration. A manufacturer is subject to potentially substantial civil penalties if it fails to meet the CAFE standard in any model year, after taking into account all available credits for the preceding three model years and expected credits for the three succeeding model years.

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      The law established a passenger car CAFE standard of 27.5 mpg for 1985 and later model years, which the Safety Administration believes it has the authority to amend to a level it determines to be the maximum feasible level. The current CAFE standard applicable to light trucks is 20.7 mpg. In late 2002, the Safety Administration issued a Notice of Proposed Rulemaking that would increase the CAFE standard for light trucks to 21.0 mpg for model year 2005; 21.6 mpg for model year 2006; and 22.2 mpg for model year 2007. Ford and the Alliance of Automobile Manufacturers have submitted extensive comments on the proposed rule, which we expect will be finalized later in 2003. We expect that light truck standards will continue to increase beyond model year 2007, and it is also likely that the Safety Administration will soon issue proposed increases in passenger car standards as well. There is renewed interest in CAFE in Congress, and there is some potential for new legislation that avoids the regulatory process and establishes new standards by statute.

      Pressure to increase CAFE standards stems in part from concerns over greenhouse gas emissions, which may affect the global climate. With respect to greenhouse gas emissions, the Bush administration released a climate change policy initiative in February 2002. The Bush administration plan stresses voluntary measures and a cap-and-trade program to stem the growth of greenhouse gas emissions. The Bush administration also has launched the Freedom Car initiative, which supports research for fuel cell-powered vehicles. Other nations continue to press for United States ratification of the so-called “Kyoto Protocol,” which would require the United States to reduce greenhouse gas emissions by 7% below its 1990 levels. The Kyoto Protocol does not currently have the support of either the Bush administration or Congress. Separately, a petition has been filed with the EPA requesting that it regulate carbon dioxide (CO2, a greenhouse gas) emissions from motor vehicles under the Clean Air Act. The petitioners have filed suit in an effort to compel a formal response from the EPA. Several state Attorneys General have also signaled their intention to sue the EPA to compel regulation of CO2 emissions.

      In 2002, California enacted legislation authorizing CARB to regulate greenhouse gas emissions from new motor vehicles beginning in the 2009 model year. Other states are considering similar legislation. CO2 is the primary greenhouse gas emitted from motor vehicles, and the amount of CO2 emissions is proportional to the amount of fuel used. It is possible that CARB may attempt to implement the law by setting fleet average standards for vehicle CO2 emissions, although we believe this would be prohibited by the federal fuel economy law.

      In general, a continued increase in demand for larger vehicles, coupled with a decline in demand for small and middle-size vehicles, could jeopardize our long-term ability to comply with CAFE standards. In addition, if significant increases in CAFE standards for upcoming model years are imposed beyond those presently proposed, or if the EPA or other agencies regulate CO2 emissions from motor vehicles, we might find it necessary to take various costly actions that could have substantial adverse effects on our sales volume and profits. For example, we might have to curtail production of larger, family-size and luxury cars and full-size light trucks, restrict offerings of engines and popular options, and increase market support programs for our most fuel-efficient cars and light trucks.

      Foreign Requirements. The EU also is a party to the Kyoto Protocol and has agreed to reduce greenhouse gas emissions by 8% below their 1990 levels during the 2008-2012 period. In December 1997, the European Council of Environment Ministers (the “Environment Council”) reaffirmed its goal to reduce average CO2 emissions from new cars to 120 grams per kilometer by 2010 (at the latest) and invited European motor vehicle manufacturers to negotiate further with the European Commission on a satisfactory voluntary environmental agreement to help achieve this goal. In October 1998, the EU agreed to support an environmental agreement with the European Automotive Manufacturers Association (of which Ford is a member) on CO2 emission reductions from new passenger cars (the “Agreement”). The Agreement establishes an emission target of 140 grams of CO2 per kilometer for the average of new cars sold in the EU by the Association’s members in 2008. In addition, the Agreement establishes an estimated target range of 165-170 grams of CO2 per kilometer for the average of new cars sold in 2003. Also in 2003, the Association will review the potential for additional CO2 reductions, with a view to moving further toward the EU’s objective. The Agreement assumes (among other things) that no negative measures will be implemented against diesel-fueled cars and the full availability of improved fuels with low sulfur content in 2005. Average

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CO2 emissions of 140 grams per kilometer for new passenger cars corresponds to a 25% reduction in average CO2 emissions compared to 1995.

      The Environment Council requested the European Commission to review in 2003 the EU’s progress toward reaching the 120 gram target by 2010, and to implement annual monitoring of the average CO2 emissions from new passenger cars and progress toward achievement of the objectives for 2003.

      In 1995, members of the German Automobile Manufacturers Association (including Ford Werke AG) made a voluntary pledge to increase by 2005 the average fuel economy of new cars sold in Germany by 25% from 1990 levels, to make regular reports on fuel consumption, and to increase industry research and development efforts toward this end. The German Automobile Manufacturers Association has reported that the industry is on track to meet the pledge.

      Other European countries are considering other initiatives for reducing CO2 emissions from motor vehicles. Taken together, such proposals could have substantial adverse effects on our sales volumes and profits in Europe.

      End-of-Life Vehicle Directive — The European Parliament has published a directive imposing an obligation on motor vehicle manufacturers to take back end-of-life vehicles with zero or negative value registered after July 1, 2002, and to take back all other end-of-life vehicles with zero or negative value as of January 1, 2007, with no cost to the last owner. The directive also imposes requirements on the proportion of the vehicle that may be disposed of in landfills and the proportion that must be reused or recycled beginning in 2006, and bans the use of certain substances in vehicles beginning with vehicles registered after July 2003. Member states may apply these provisions prior to the dates mentioned above.

      Presently, there are numerous uncertainties surrounding the form and implementation of the legislation in different member states, especially regarding manufacturers’ responsibilities and the resultant expenses that may be incurred. As of December 31, 2002, the following five member states have adopted legislation to implement the directive: The Netherlands, Germany, Belgium, Austria and Spain. In addition, Norway has adopted legislation similar to the directive. Based on the legislation that has been enacted to date, we have accrued $70 million at December 31, 2002 for compliance costs we expect to incur in respect of our existing vehicle populations in those countries. Depending on the legislation implemented in the ten member states that have not yet enacted legislation and other circumstances, we may be required to take additional accruals for the expected costs to comply with these regulations. Although all of the member states were required to enact legislation to implement the directive by April 21, 2002, implementation of the directive has been delayed in some countries and is now expected to be substantially finalized during 2003. The directive should not, however, result in significant cash expenditures before 2007.

      Pollution Control Costs — During the period 2003 through 2007, we expect to spend approximately $377 million on our North American and European facilities to comply with air and water pollution and hazardous waste control standards, which now are in effect or are scheduled to come into effect. Of this total, we estimate spending approximately $68 million in 2003 and $102 million in 2004.

EMPLOYMENT DATA

      The average number of people we employed by geographic area was as follows for the years indicated:

	2002	2001

United States	161,868	165,787
Europe	136,717	139,355
Other	51,736	53,533

Total	350,321	358,675

      Most of our employees work in our Automotive sector. In 2002, the average number of people we employed decreased approximately two percent. The decrease reflects a reduction in employment in our

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Automotive sector in North America and Europe and the partial-year effect of the sale of our Kwik-Fit subsidiary. The numbers above include approximately 19,800 hourly employees of Ford who are assigned to Visteon Corporation, and, pursuant to our collective bargaining agreement with the United Automobile Workers (the “UAW”), remain Ford employees. The number of Ford employees assigned to Visteon has declined from approximately 24,000 at the time of our spin-off of Visteon as a result of retirements and, in some cases, the return of employees to Ford. Visteon reimburses us for all costs to us associated with these employees.

      For further information regarding employment statistics of Ford, see Item 6. “Selected Financial Data” later in this Report. For information concerning employee retirement benefits, see Note 20 of our Notes to Financial Statements at the end of this Report.

      Substantially all of the hourly employees in our Automotive operations in the United States are represented by unions and covered by collective bargaining agreements. Approximately 99% of these unionized hourly employees in our Automotive segment are represented by the UAW. Approximately 3% of our salaried employees are represented by unions. Most hourly employees and many non-management salaried employees of our subsidiaries outside the United States also are represented by unions.

      We have entered into a collective bargaining agreement with the UAW that is scheduled to expire on September 14, 2003. Negotiation of a new collective bargaining agreement with the UAW could result in our incurring costs different than currently anticipated. We also have recently entered into a new collective bargaining agreement with the Canadian Automobile Workers (“CAW”) that is scheduled to expire on September 20, 2005. Among other things, our agreements with the UAW and CAW provide for guaranteed wage and benefit levels throughout their terms and provide for significant employment security. As a practical matter, these agreements restrict our ability to eliminate product lines, close plants and divest businesses. These agreements can also limit our ability to change local work rules and practices. Our Revitalization Plan assumes full compliance with our obligations under existing collective bargaining agreements.

      Consistent with the Revitalization Plan, for example, our new agreement with the CAW provides for the closure of our Ontario Truck Plant in 2004. In addition to the closure of the Ontario Truck Plant in July 2004, the new CAW agreement includes a requirement to make a $600 million (Canadian Dollar) investment in our Oakville Assembly Plant for the new Ford Freestar and Mercury Monterey minivans, and a commitment to provide 900 jobs at the Oakville site during the term of this agreement.

      We are or will be negotiating new collective bargaining agreements with labor unions in Mexico, Australia, Taiwan, Thailand where current agreements will expire in 2003. We are or will be negotiating a new collective bargaining agreement to cover the employees of our Land Rover subsidiary, whose current agreement also will expire in 2003.

      In recent years we have not had significant work stoppages at our facilities, but they have occurred in some of our suppliers’ facilities. A work stoppage could occur as a result of disputes under our collective bargaining agreements with labor unions or in connection with negotiations of new collective bargaining agreements, which, if protracted, could substantially adversely affect our business and results of operation. Work stoppages at supplier facilities for labor or other reasons could have similar consequences if alternate sources of components are not readily available.

      In addition to our collective bargaining agreement with the UAW, we entered into a separate agreement with the UAW in connection with the sale of our Dearborn steel-making operations to Rouge Industries, Inc., then known as Marico Acquisition Corp., in 1989. As part of the sale, employees of our former steel-making operations became employees of Rouge Steel Company, a wholly-owned subsidiary of Rouge Industries, Inc. (“Rouge”). Pursuant to the UAW agreement, we agreed that Rouge hourly employees who, at the time of the sale, were represented by the UAW and met certain seniority requirements would be allowed to return to Ford to work in one of our Rouge area plants if they were laid off by Rouge in the future as a result of a layoff of unknown duration, a permanent discontinuance of operations by Rouge or a sale of the assets of Rouge. The right to return remains in effect with respect to each eligible employee for a period equal to the employee’s Ford seniority as of the date of the sale by Ford. Approximately 800 former Ford employees currently

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employed by Rouge are covered by this agreement. In part to avoid the occurrence of one or more of the triggering events described above, we have extended subordinated credit to Rouge totaling $90 million through June 30, 2004. In its Annual Report on Form 10-K for the year ended December 31, 2002, Rouge stated that it has suffered recurring losses from operations and negative cash flows that raise substantial doubt about its ability to continue as a going concern.

ENGINEERING, RESEARCH AND DEVELOPMENT

      We conduct engineering, research and development primarily to improve the performance (including fuel efficiency), safety and customer satisfaction of our products, and to develop new products. We also have staffs of scientists who engage in basic research. We maintain extensive engineering, research and design centers for these purposes, including large centers in Dearborn, Michigan; Dunton, Gaydon and Whitley, England; Gothenburg, Sweden; and Merkenich, Germany. Most of our engineering research and development relates to our Automotive operating segment.

      During the last three years, we took charges to our consolidated income for engineering, research and development we sponsored in the following amounts: $7.7 billion (2002), $7.3 billion (2001), and $6.8 billion (2000). Any customer-sponsored research and development activities that we conduct are not material.

ITEM 3. LEGAL PROCEEDINGS

      Various legal actions, governmental investigations and proceedings and claims are pending or may be instituted or asserted in the future against us and our subsidiaries, including, but not limited to, those arising out of the following: alleged defects in our products; governmental regulations covering safety, emissions, and fuel economy; financial services; employment-related matters; dealer, supplier, and other contractual relationships; intellectual property rights; product warranties; environmental matters; and shareholder matters. Some of the pending legal actions are, or purport to be, class actions. Some of the foregoing matters involve or may involve compensatory, punitive or antitrust or other multiplied damage claims in very large amounts, or demands for recall campaigns, environmental remediation programs, sanctions or other relief that, if granted, would require very large expenditures. See Item 1. “Business-Governmental Standards”. We regularly evaluate the expected outcome of product liability litigation and other litigation matters. We have accrued expenses for probable losses on product liability matters, in the aggregate, based on an analysis of historical litigation payouts and trends. Expenses also have been accrued for other litigation where losses are deemed probable. These accruals have been reflected in our financial statements. Following is a discussion of our significant pending legal proceedings:

Firestone Matters

      Recall and National Highway Traffic Safety Administration Matters. On August 9, 2000, Bridgestone/ Firestone, Inc. (“Firestone”) announced a recall of all Firestone ATX and ATX II tires (P235/75R15) produced in North America since 1991 and Wilderness AT tires of that same size manufactured at Firestone’s Decatur, Illinois plant. Firestone estimated that about 6.5 million of the affected tires were still in service on the date the recall was announced. The recall was announced following an analysis by Ford and Firestone that identified a statistically significant incidence of tread separation occurring in the affected tires. Most of the affected tires were installed as original equipment on Ford Explorer sport utility vehicles. This original recall was substantially completed by the end of the first quarter of 2001. On May 22, 2001, we announced that we would replace all remaining Firestone Wilderness AT tires (about 13 million tires) on our vehicles. This precautionary action was based on an analysis of data on the actual road performance of these tires, comparisons with the performance of comparable tires by other tire makers, a review of information developed by and received from the Safety Administration, and laboratory and vehicle testing. This program has also been completed.

      The Safety Administration investigated the tread separation matter both to make a root cause assessment and to determine whether Firestone’s recall should be expanded to include other Firestone tires. We actively cooperated with the Safety Administration in their investigation. On February 12, 2002, the Safety

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Administration issued a report denying an earlier request for an investigation into the handling and stability of the Ford Explorer after a tread separation. In its report, the Safety Administration specifically analyzed and rejected each of allegations made in the request. The Safety Administration based its denial on both a technical analysis of the steering and handling of the Ford Explorer as well as a review of crash data that indicated “no significant difference in the likelihood of a crash following a tread separation between Explorer vehicles and other compact SUVs.”

      Firestone Tire Related Litigation. In the United States, the above-described defect in certain Firestone tires, most of which were installed as original equipment on Ford Explorers, has led to a significant number of personal injury and class action lawsuits against Ford and Firestone. These cases are described below.

      Firestone Personal Injury Actions. Plaintiffs in the personal injury cases typically allege that their injuries were caused by defects in the tire that caused it to lose its tread and/or by defects in the Ford Explorer that caused the vehicle to roll over. We are a defendant in these actions and, as with all litigation we face, are investigating the circumstances surrounding the accidents and preparing to defend our product in the event we are unable to reach reasonable resolution. In addition to the significant number of personal injury cases against us related to accidents in the United States allegedly caused by tread separations involving Firestone tires on our vehicles, we are also a party to numerous cases filed by residents of foreign countries involving accidents outside of the United States allegedly caused by the same tire issues. A number of these cases have been filed in courts in the United States and are pending in the federal court in Indianapolis, and in state courts in Texas and Tennessee.

      Firestone Class Actions. Over 100 Firestone-related class actions have been filed against us, but most have been consolidated into a single case now pending in federal court in Indianapolis. Plaintiffs in these cases have never been injured in an accident involving Firestone tires, but they seek to recover, on behalf of all purchasers of Ford Explorers with Firestone tires, the alleged diminution in vehicle value caused by the use of those tires or by the alleged instability of Explorers. Plaintiffs also seek punitive damages.

      In the case pending in Indianapolis, the United States Court of Appeals for the Seventh Circuit has ruled that the case cannot be maintained as a nationwide or statewide class action. Plaintiffs’ petition for a writ of certiorari in the United States Supreme Court was denied. Plaintiffs are likely to begin focusing on one or more of the 15 cases that have not yet been transferred to Indianapolis. These cases were filed in state courts in Illinois (2 cases), Pennsylvania, South Carolina (2 cases), Wisconsin, Arkansas (2 cases), California (2 cases), Louisiana, Ohio, Texas, Connecticut, and Florida. Some of these cases have been removed to federal court and are likely to be transferred to the court in Indianapolis, where they will be subject to the Seventh Circuit’s order denying class certification. Some of these cases, however, will remain in state court where the trial courts will be free to reconsider the issue of class certification.

      In one of the cases filed in Illinois, and in one of the cases filed in South Carolina, the trial courts have already certified statewide classes. In those cases, however, plaintiffs are not relying on any alleged defects in the Ford Explorer; rather, they allege only that Firestone ATX and Wilderness AT tires installed on Ford Explorers and Mercury Mountaineers are defective. Since we have already agreed to replace all of these tires, we are seeking to have these cases dismissed as moot. We will also be seeking appellate review of these rulings.

      Firestone Securities Class Actions. Seven class actions were consolidated in federal court in Detroit alleging securities fraud and violations of Rule 10b-5 on behalf of all persons who purchased Ford stock during the period from March 1998 through August 2000. The plaintiffs allege that, during that period of time, the defendants made misrepresentations about the safety of Ford products and the Ford Explorer in particular, and failed to disclose material facts about problems with Firestone tires and the safety of Ford Explorers equipped with Firestone tires. The plaintiffs claim that, as a result of these misrepresentations or omissions, they purchased Ford stock at inflated prices and were damaged when the price of the stock fell upon announcement of the recall and subsequent revelations. On December 10, 2001 the federal district court granted our motion to dismiss and dismissed the consolidated action with prejudice. The court denied plaintiffs motion for leave to file an amended complaint and plaintiffs filed an appeal to the Sixth Circuit Court of Appeals. All briefs on appeal have been filed and we are awaiting oral argument.

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      Venezuelan Matters. In Venezuela, the investigation being conducted by the Attorney General’s Office as to whether criminal charges should be filed against Firestone and Ford employees as a result of tire tread separation accidents that occurred in that country remains open. The Venezuelan consumer protection agency (INDECU) is assisting in this investigation. INDECU has submitted an extensive report alleging there are no defects in the Firestone tires rather that the tire tread separation was the result of the inflation pressure specified by Ford. The report also alleges a series of defects in the Ford Explorer including defects in the steering knuckle and spindle, shock absorbers, roof design, front axle fastener, the general electronic module and powertrain control module. These allegations are contrary to the Safety Administration’s findings and Ford’s analysis of U.S. and Venezuelan accidents involving the Ford Explorer. In a separate investigation being conducted by the Venezuelan National Assembly concerning the cause of the accidents, a preliminary report was filed on December 5, 2001 by the Technical Commission appointed to conduct the investigation. The report did not contain any conclusions regarding the cause of the accidents; it only detailed the work performed by the committee up to that date. Since the release of the INDECU report, the National Assembly has demonstrated renewed interest in its own investigation. We have submitted to the Attorney General a written rebuttal of the INDECU report and, in late September, members of Ford Venezuela’s senior management appeared before the National Assembly to refute INDECU’s findings. Due to the political situation in Venezuela, there has been very little activity concerning this matter at either the National Assembly or at the Attorney General’s Office since December 2002.

Other Product Liability Matters

      Asbestos Matters. Asbestos was used in brakes, clutches and other auto components dating from the early 1900s. Along with other vehicle manufacturers, we have been the target of asbestos litigation and, as a result, we are a defendant in various actions for injuries claimed to have resulted from alleged contact with certain Ford parts and other products containing asbestos. Plaintiffs in these personal injury cases allege various health problems as a result of asbestos exposure either from (i) component parts found in older vehicles (ii) insulation or other asbestos products in our facilities or (iii) asbestos aboard our former maritime fleet. The majority of these cases have been filed in the state courts in essentially every state in the country.

      Most of the asbestos litigation we face involves mechanics or other individuals who have worked on the brakes of our vehicles over the years. Also, in most of asbestos litigation we are not the sole defendant. We believe we are being more aggressively targeted in asbestos suits because many previously targeted companies have filed for bankruptcy. We are prepared to defend these asbestos related cases and, with respect to the cases alleging exposure from our component parts, believe that the scientific evidence confirms our long-standing position that mechanics and others are not at an increased risk of asbestos related disease as a result of exposure to asbestos used in our vehicles.

      The extent of our financial exposure to asbestos litigation remains very difficult to estimate. The majority of our asbestos cases do not specify a dollar amount for damages, and in many of the other cases the dollar amount specified is the jurisdictional minimum. The vast majority of these cases involve multiple defendants, with the number in some cases exceeding 100. At the same time, although our annual payout and related defense costs in asbestos cases have not, to date, been substantial, they are increasing and may increase more rapidly in the future. The total number of claims pending against us as of February 28, 2003 is approximately 25,000, compared with approximately 23,000 claims as of December 31, 2002 and 18,000 claims as of December 31, 2001. This, together with the trends in civil litigation toward larger jury verdicts and punitive damages awards, will result in increased costs in 2003 and could result in our costs for asbestos-related claims becoming substantial in the future.

      Romo v. Ford. During December, 1994, an action was filed in Superior Court in Stanislaus County, California, alleging that manufacturing and design defects in a 1978 Bronco and failure to warn caused the deaths of three members of the plaintiff’s family. The trial in July 1999 resulted in a jury verdict ordering us to pay $290 million in punitive damages and $5 million in compensatory damages, on which interest continues to accrue. Following the trial, the trial judge set aside the punitive damages award based on a finding of misconduct during jury deliberations. On June 28, 2002, the California Court of Appeals reinstated the original jury verdict. In reinstating the verdict, the three-judge appeals panel acknowledged that there was

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juror misconduct during the early stages of deliberations, but stated that there was no proof that we had been prejudiced by the misconduct or that the jury had ultimately failed to decide the case on the legal instructions given by the trial judge. The appeals court also rejected our contention that the punitive damages were not warranted by the evidence and were, in any event, excessive. An appeal of the appellate court’s decision to the California Supreme Court was denied. On January 21, 2003, we filed a petition for certiorari in the United States Supreme Court.

Environmental Matters

      General. We have received notices under various federal and state environmental laws that we (along with others) may be a potentially responsible party for the costs associated with remediating numerous hazardous substance storage, recycling or disposal sites in many states and, in some instances, for natural resource damages. We also may have been a generator of hazardous substances at a number of other sites. The amount of any such costs or damages for which we may be held responsible could be substantial. The contingent losses that we expect to incur in connection with many of these sites have been accrued and those losses are reflected in our financial statements in accordance with generally accepted accounting principles. However, for many sites, the remediation costs and other damages for which we ultimately may be responsible are not reasonably estimable because of uncertainties with respect to factors such as our connection to the site or to materials there, the involvement of other potentially responsible parties, the application of laws and other standards or regulations, site conditions, and the nature and scope of investigations, studies, and remediation to be undertaken (including the technologies to be required and the extent, duration, and success of remediation). As a result, we are unable to determine or reasonably estimate the amount of costs or other damages for which we are potentially responsible in connection with these sites, although that total could be substantial.

      Cleveland Casting Plant. Following an inspection by the Cleveland Local Air Agency (which has been delegated enforcement authority by Ohio EPA), our Cleveland Casting Plant received a notice of violation in July 2002. The NOV alleges that the Plant exceeded a number of its permit limitations, modified its emission sources without first obtaining a permit to install, and did not operate certain process equipment according to permit requirements. If Ford is determined to have violated its permit requirements or Ohio EPA regulations, Ford could be required to pay fines or take other actions, the aggregate cost of which could exceed $100,000.

Class Actions

      Paint Class Actions. There are two purported class actions pending against us in Texas and Illinois alleging claims for fraud, breach of warranty, and violations of consumer protection statutes. The Texas case purports to assert claims on behalf of Texas residents who have experienced paint peeling in certain 1984 through 1992 model year Ford vehicles. The Illinois case purports to assert claims on behalf of residents of all states except Louisiana and Texas who have experienced paint peeling on most 1988 through 1997 model year Ford vehicles. Plaintiffs in both cases contend that their paint is defective and susceptible to peeling because we did not use spray primer between the high-build electrocoat (“HBEC”) and the color coat. The lack of spray primer allegedly causes the adhesion of the color coat to the HBEC to deteriorate after extended exposure to ultraviolet radiation from sunlight. Plaintiffs in both cases seek unspecified compensatory damages (in an amount to cover the cost of repainting their vehicles and to compensate for alleged diminution in value), punitive damages, attorneys’ fees and interest.

      In the Texas case, Sheldon, the trial court certified a class of Texas owners who experienced paint peeling because of the alleged defect. That order was reversed by the Texas Supreme Court, but the trial court granted a renewed motion for class certification and certified two classes consisting of original owners of class vehicles who experienced peeling paint and all original owners who paid us or a Ford dealer to repaint their vehicles. Our appeal from this order to the Texas Court of Appeals is pending. In the Illinois case, Phillips, the trial court denied our motion to dismiss and plaintiff’s motion for class certification is pending.

      Ford/Citibank Visa Class Action. Following the June 1997 announcement of the termination of the Ford/ Citibank credit card rebate program, five purported nationwide class actions and two purported statewide class action were filed against us; Citibank is also a defendant in some of these actions. The actions

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allege damages in an amount up to $3,500 for each cardholder who obtained a Ford/ Citibank credit card in reliance on the rebate program and who is precluded from accumulating discounts toward the purchase or lease of new Ford vehicles after December 1997 as a result of the termination of the rebate program. Plaintiffs contend that defendants deceptively breached their contract by unilaterally terminating the program, that defendants have been unjustly enriched as a result of the interest charges and fees collected from cardholders, and further, that defendants conspired to deprive plaintiffs of the benefits of their credit card agreement. Plaintiffs seek compensatory damages, or alternatively, reinstatement of the rebate program, and punitive damages, costs, expenses and attorneys’ fees. The five purported nationwide class actions were filed in state courts in Alabama, Illinois, New York, Oregon and Washington, and the purported statewide class actions were filed in a California state courts. The Alabama court has conditionally certified a class consisting of Alabama residents. Ford removed all of the cases, except the most recently filed California state court case filed in December 2002, to federal court which consolidated and transferred the cases to federal court in Washington for pretrial proceedings. In October 1999, the federal court dismissed the consolidated proceedings for lack of jurisdiction and sent each action back to the state court in which it originated. We appealed this ruling to the United States Court of Appeals for the Ninth Circuit, which affirmed the trial court. The United States Supreme Court granted our petition for a writ of certiorari but dismissed the writ after oral argument. Five of the cases will be remanded to state courts in Alabama, California, Illinois, New York and Washington. The case in Oregon has been dismissed.

      Lease Residual Class Action — Not Included

      Retail Lessee Insurance Coverage Class Action. On May 24, 1999, Michigan Mutual Insurance Company was served with a purported class action complaint in federal court in Florida alleging that the Ford Commercial, General Liability and Business Automobile Insurance Policy, and the Personal Auto Supplement to that policy, provides uninsured/underinsured motorist coverage and medical payments coverage to retail lessees of Ford vehicles (e.g., to Red Carpet lessees). We are required to defend and indemnify Michigan Mutual. We believe the complaint rests on an untenable interpretation of the Michigan Mutual policy, which was intended to cover company cars and lease evaluation vehicles. Unfortunately, however, the Florida Court of Appeals in a prior action brought by a single individual, has accepted plaintiffs’ interpretation of the policy. The Florida court’s opinion should not be controlling in federal court, however, and we have filed a motion for summary judgment based on the policy language and the intention of the parties. Plaintiffs responded to our motion, cross-moved for summary judgment in their favor, moved to amend their complaint, and moved for class certification. The federal district court denied our motion to dismiss and our request to certify the question for immediate appeal, but also denied plaintiffs’ motion to certify a class. We expect the plaintiffs will renew their motion for class certification.

      Throttle Body Assemblies Class Action. A purported nationwide class action is pending in federal court in Ohio on behalf of all persons who own or lease 1999 Mercury Villagers. The complaint alleges that the vehicle has a defective throttle body assembly that causes the gas pedal to intermittently lock or stick in the closed position. The complaint alleges breach of warranty, negligence, and violation of consumer protection statutes. Plaintiffs seek an order requiring us to recall the vehicles. They also seek unspecified compensatory damages, treble damages, attorneys fees, and costs. The trial court has denied plaintiffs’ motion to certify a nationwide class, but plaintiffs’ motion to certify a statewide class is pending.

      Windstar Transmission Class Actions. Two purported class actions are pending, alleging that we marketed, advertised, sold, and leased 1995 Windstars in a deceptive manner by misrepresenting their quality and safety and actively concealing defects in the transmissions. One case is pending in California state court and is limited to owners and lessees of that state. Another case is pending in Illinois state court and purports to represent owners and lessees from all states. Plaintiffs contend that transmissions in the Windstar have prematurely suffered from shifting problems and acceleration failures, requiring early replacement at substantial expense to owners. The cases assert several statutory and common law theories, and seek several types of relief, including unspecified compensatory damages, punitive damages, and injunctive relief. Plaintiffs’ have filed a motion for class certification in the California case.

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      Seat Back Class Actions. Four purported statewide class actions were filed in state courts in Maryland, New Hampshire, New Jersey and New York against Ford, General Motors Corporation and DaimlerChrysler AG alleging that seat backs with single recliner mechanisms are defective. Plaintiffs in each of these suits alleged that seats installed in class vehicles (defined as almost all passenger cars made after 1991) are defective because the seat backs are unstable and susceptible to rearward collapse in the event of a rear-end collision. The purported class in each state consists of all persons who own a class vehicle and specifically excludes all persons who have suffered personal injury as a result of the rearward collapse of a seat. Plaintiffs allege causes of action for negligence, strict liability, implied warranty, fraud, and civil conspiracy. Plaintiffs also allege violations of the consumer protection statutes in the various states. Plaintiffs seek “compensatory damages measured by the cost of correcting the defect, not to exceed $5,000 for each class vehicle.” Ford’s motions to dismiss were granted in Maryland, New Hampshire, and New York, and Ford’s motion for summary judgment was granted in New Jersey. The New Hampshire Supreme Court affirmed the trial court’s ruling. The Maryland Court of Appeals (Maryland’s highest court) has agreed to review the dismissal of the Maryland case. Plaintiffs’ appeals are pending in New York and New Jersey.

      Fair Lending Class Action — Not Included

      F-150 Radiator Class Actions. Two purported class actions are pending alleging that the Company defrauded purchasers of approximately 400,000 1999-2001 F-150 trucks by falsely representing that certain option packages included “upgraded” radiators. In one case, in state court in Texas, the trial court has certified a nationwide class of all purchasers of 2000 and 2001 F-150 trucks with heavy duty or trailer packages. We are appealing that ruling to the Texas Court of Appeals. Another case recently was filed in state court in South Carolina and purports to represent a statewide class. We removed the case to federal court and filed a motion to stay proceedings pending the outcome of the appeal in Texas. Another case, previously pending in state court in New York, has been dismissed and plaintiffs have appealed. Prior to the filing of these suits, we implemented a program that gives affected customers a choice of $100 cash, a $500 coupon, or installation of an upgraded radiator. However, plaintiffs’ are alleging that the program should cover additional vehicles and that they should be reimbursed for loss of use of the vehicle while the radiators are being replaced, and that they are entitled to attorney fees.

      Platinum Group Metals. A purported nationwide class action has been filed against us in federal court in New York alleging securities fraud and violations of Rule 10b-5 on behalf of all persons who purchased Ford stock between December 1, 1999 and January 12, 2002 (the “class period”). The plaintiff alleges that during the class period we entered into a series of contracts for the purchase of platinum group metals (“PGM”) at historically high prices and failed to properly hedge these purchases, thereby exposing us to losses when the price of PGM fell. The plaintiffs allege that we made statements in our public disclosures about our commodity purchase practices and hedging programs that misled investors as to our exposure to loss from PGM purchases. As a result, plaintiffs allege that they purchased Ford stock at inflated prices and were damaged when we “wrote-down” the value of our PGM by $1 billion on a pre-tax basis. Our motion to dismiss for failure to plead fraud or fraudulent intent with sufficient particularity under the Private Securities Litigation Reform Act is pending. Plaintiffs have sought numerous extensions and have not yet filed a response to this motion.

      Side Release Seat Belt Buckles. On February 14, 2002, we were served with a purported class action alleging that the side release buckles installed in 1969 through 1998 Ford vehicles are defective because they “could unlatch from inertial forces.” The suit was filed in state court in Illinois against General Motors Corporation as well as against Ford, allegedly on behalf of all Illinois owners of vehicles with the defective buckles. The complaint seeks compensatory and punitive damages, including a payment to each class member of the cost of installing different buckles. We filed a motion to dismiss on the basis that the plaintiffs have suffered no injury. That motion was denied on May 21, 2002. We plan to appeal that ruling.

      Focus Fuel Delivery Module Class Action. On April 17, 2002, a purported nationwide class action was filed against us in state court in New Jersey on behalf of all persons who own or lease 2000-2002 Ford Focus vehicles. The complaint alleges that the fuel delivery module in these vehicles is defective and causes a loss of power on acceleration and stalling. The complaint alleges consumer fraud, breach of warranty and unjust

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enrichment. Plaintiffs seek rescission of their contracts, compensatory damages, punitive damages, an injunction, and attorney fees.

      Crown Victoria Police Interceptor Class Actions. A total of nineteen purported class actions have been filed on behalf of government entities that own Ford Crown Victoria Police Interceptors, alleging that the vehicles are susceptible to fuel leaks and fires when struck from the rear at high speed. Sixteen of the actions have been consolidated into a Multi District Litigation (“MDL”) proceeding in the U.S. District Court, Northern District of Ohio. The three remaining actions are pending in Illinois and Louisiana (two cases). We have removed these actions to federal court, and we are requesting that they be consolidated into the MDL proceeding. Of the nineteen purported class actions, two purport to represent a nationwide class; the other cases purport to represent statewide classes. The complaints seek a recall of the affected vehicles, an injunction, compensatory and punitive damages and other relief. Five additional purported class actions relating to non-police Ford Crown Victoria vehicles, with similar allegations and demands for relief, have been filed in Arkansas, Illinois and Ohio. The Arkansas and New Jersey cases purport to represent a nationwide class; the others purport to represent owners in the relevant state.

      Apartheid Class Actions. We and scores of other United States and European corporations have been named as defendants in purported class action litigation filed in federal court in New York on behalf of South African citizens who suffered alleged “crimes against humanity” and other forms of violence and oppression under the apartheid regime. The legal theories asserted in this litigation are similar to the legal theories advanced in the previously-reported WWII forced and slave labor lawsuits, which resulted in the formation of a humanitarian fund pursuant to a multi-national accord. The current lawsuit alleges that we and other automobile manufacturers (including General Motors Corporation and DaimlerChrysler AG) helped perpetuate the apartheid regime by selling vehicles to the South African military and police. This matter is in the early stage of litigation and we are preparing our response.

      Hydroboost Truck Brake Class Action. A purported class action was filed on August 2, 2002 in state court in Oklahoma on behalf of all purchasers of 1999 through 2002 model year F-250, F-350, F-450, and F-550 Ford Super Duty Trucks and 2002 Excursions with hydroboost hydraulic braking systems. The complaint alleges that these trucks are unsafe because they suffer diminished power assist to the brakes or steering when the driver is simultaneously braking and steering. The complaint alleges breach of warranty and fraud, and seeks the cost of retrofitting the trucks to eliminate the alleged danger, compensation for diminished resale value, and other relief. We removed the case to federal court, but it was remanded to state court.

      Focus Brake Wear Class Action. A purported class action was filed in state court in California on July 23, 2002 on behalf of all persons who own or lease 2000 and 2001 model year Ford Focus vehicles. The complaint alleges that the front brake pads and rotors wear out prematurely, resulting in repair bills and damage to other components of the vehicles. The complaint alleges breach of warranty, misrepresentation and unfair competition. Plaintiffs seek an injunction, restitution of amounts paid for the vehicles, and other relief. We removed the case to federal court, however, the court has remanded the case to state court.

      Kingsford Class Action. On October 8, 2002, a purported class action was filed against us and Kingsford Products Company in state court in Dickinson County, Michigan. The purported class consists of approximately 900 property owners in the Kingsford, Michigan area. The lawsuit seeks damages for diminution in property values and emotional distress as a result of environmental issues in the area allegedly related to our former automobile parts, chemical distillation and charcoal production plant in Kingsford, Michigan. We and Kingsford Products have been cooperating with the State of Michigan Department of Environmental Quality to investigate and address environmental issues in the area.

      Fifteen-Passenger Van Class Action. On December 9, 2002, we received a summons and complaint filed in state court in Harris County, Texas, alleging that we breached express warranties and committed unfair and deceptive trade practices by selling fifteen-passenger vans that “cannot safely transport more than nine persons.” This allegation is based upon warnings and recommendations issued by the federal government with respect to fifteen-passenger vans and the relatively higher rate of rollovers experienced by this class of vehicles in comparison to passenger cars, especially when they are fully loaded and driven at high speed. The complaint

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alleges a national class of persons who purchased fifteen-passenger vans within the last four years and a subclass of purchasers who currently reside in Texas and currently own fifteen-passenger vans manufactured between 1990 and the present. The complaint seeks actual and multiple damages for the alleged “difference between the value of a van which can safely carry 15 passengers and one which can safely transport no more than 9.” In the alternative, the complaint seeks “to have the Defendants modify/repair their existing ‘15 passenger vans’ and to provide training to all drivers of such vans so that such vans can be used as warranted.” The complaint also seeks exemplary damages, attorney’s fees, costs and interest. On January 15, 2003, we received a summons and complaint in a second case, also in state court in Texas, containing similar allegations. We have removed these cases to federal court and intend to file a motion to dismiss.

Other Matters

      Rouge Powerhouse Insurance Litigation. Factory Mutual Insurance Company, an insurer of Rouge Steel Company, filed an action against us in March 2000. The action seeks damages for claims paid out for property damage and business interruption losses experienced by Rouge Steel Company as a result of the 1999 Rouge Powerhouse explosion. Total claims in the action exceed $340 million. The insurer alleges that the Powerhouse explosion was caused by our negligence, gross negligence and/or willful and wanton misconduct. This action was moved to arbitration, and closing arguments in the arbitration occurred in November 2002. We are awaiting a decision from the arbitration panel. (Additional claims by other insurers and suppliers of Rouge Steel that totaled over $45 million were dismissed prior to the arbitration hearing.) In addition, seventeen Ford employees and two Rouge Steel employees also have filed lawsuits seeking recovery for alleged psychological injuries caused as a result of the explosion. These actions are pending in state court in Michigan.

      Scrap Materials Litigation. In August 2002, Technology Recycling Corporation, doing business as Eclipse Technology, filed a lawsuit in Wayne County Circuit Court against us and a subsidiary alleging breach of contract and tortious interference with contract based upon our recent termination of our Master Service Agreements and other sales agreements with Eclipse. Eclipse contends that it has a five-year contract requiring us to provide Eclipse all scrap and blemished materials from all of our facilities in North America. We have denied that we have any such contractual obligation with Eclipse.

      Antitrust Class Action. During February and early March 2003, eleven antitrust class actions were filed in federal courts in California, Illinois, Massachusetts, Florida, and New York (seven cases) and six antitrust class actions were filed in state courts in California (four cases), Arizona, and New York against us, Ford Motor Company of Canada, and several other motor vehicle manufacturers and their U.S. and Canadian affiliates (“defendants”). Plaintiffs in these cases purport to represent a nationwide class consisting of all persons who purchased a new car manufactured by one of defendants after January 1, 2001. Plaintiffs allege that defendants violated the law by entering into agreements in restraint of trade to “prevent new cars sold in Canada from being imported into the United States.” Plaintiffs allege that by so doing, the new car manufacturers maintained prices in the United States at an artificially high level, causing plaintiffs and members of the class to pay more for new cars than they would have in the absence of the alleged wrongdoing. Plaintiffs seek treble damages in these actions.

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ITEM 6. SELECTED FINANCIAL DATA

      The following tables set forth selected financial data and other data concerning Ford for each of the last five years (dollar amounts in millions, except per share amounts). The data (except for employment data) have been reclassified for discontinued and held-for-sale operations, which are described in Note 3 of the Notes to our Financial Statements.

Summary of Operations

	2002	2001	2000	1999	1998

Automotive sector
Sales	$134,425	$130,827	$140,777	$135,029	$118,017
Operating income/(loss)	(531)	(7,395)	5,288	7,186	5,376
Income/(loss) before income taxes	(1,156)	(8,862)	5,323	7,292	5,842
Net income/(loss) from continuing operations	(987)	(6,155)	3,664	4,996	4,049
Financial Services sector
Revenues	$28,161	$29,927	$28,314	$25,162	$25,011
Income/(loss) before income taxes	2,109	1,440	2,976	2,565	18,415
Net income/(loss) from continuing operations(a)(b)	1,271	806	1,792	1,508	17,333
Total Company
Income/(loss) before income taxes	$953	$(7,422)	$8,299	$9,857	$24,257
Provision/(credit) for income taxes	302	(2,097)	2,720	3,243	2,723
Minority interests in net income of subsidiaries	367	24	123	110	152

Income/(loss) from continuing operations(a)	284	(5,349)	5,456	6,504	21,382
Income/(loss) from discontinued/held-for-sale operations	(63)	(104)	263	733	689
Loss on disposal of discontinued/held-for-sale operations	(199)	—	(2,252)	—	—
Cumulative effects of change in accounting principle	(1,002)	—	—	—	—

Net income/(loss)	$(980)	$(5,453)	$3,467	$7,237	$22,071

Total Company Data Per Share of Common and Class B Stock(b)
Basic:
Income/(loss) from continuing operations	$0.15	$(2.96)	$3.69	$5.38	$17.60
Income/(loss) from discontinued/held-for sale operations	(0.04)	(0.06)	0.18	0.61	0.57
Loss on disposal of discontinued/held-for-sale operations	(0.11)	—	(1.53)	—	—
Cumulative effects of change in accounting principle	(0.55)	—	—	—	—
Net income/(loss)	(0.55)	(3.02)	2.34	5.99	18.17
Diluted:
Income/(loss) from continuing operations	$0.15	$(2.96)	$3.62	$5.26	$17.20
Income/(loss) from discontinued/held-for sale operations	(0.03)	(0.06)	0.17	0.60	0.56
Loss on disposal of discontinued/held-for-sale operations	(0.11)	—	(1.49)	—	—
Cumulative effects of change in accounting principle	(0.55)	—	—	—	—
Net income/(loss)	(0.54)	(3.02)	2.30	5.86	17.76
Cash dividends(c)	$0.40	$1.05	$1.80	$1.88	$1.72
Common stock price range (NYSE Composite)
High	18.23	31.42	31.46	37.30	33.76
Low	6.90	14.70	21.69	25.42	15.64
Average number of shares of Common and Class B stock outstanding (in millions)	1,819	1,820	1,483	1,210	1,211

(a)	1998 includes a non-cash gain of $15,955 million that resulted from Ford’s spin-off of The Associates.

(b)	Share data have been adjusted to reflect stock dividends and stock splits. Common stock price range (NYSE Composite) has been adjusted to reflect the Visteon spin-off, a recapitalization known as our Value Enhancement Plan, and The Associates spin-off.

(c)	Adjusted for the Value Enhancement Plan effected in August 2000, cash dividends were $1.16 per share in 2000.

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Summary of Operations — Continued

	2002	2001	2000	1999	1998

Total Company Balance Sheet Data at Year-End
ASSETS
Automotive sector	$107,790	$88,319	$94,312	$99,201	$83,911
Financial Services sector	187,432	188,224	189,078	171,048	148,801

Total assets	$295,222	$276,543	$283,390	$270,249	$232,712

Long-term debt
Automotive	$13,607	$13,467	$11,769	$10,398	$8,589
Financial Services	106,529	107,031	86,877	67,178	55,092
Stockholders’ equity	5,590	7,786	18,610	27,604	23,434
Total Company Facility and Tooling Data
Capital expenditures for facilities (excluding special tools)	$4,174	$4,615	$5,315	$4,332	$4,369
Depreciation	12,676	15,453	12,561	11,846	10,890
Expenditures for special tools	3,104	2,337	3,033	3,327	3,388
Amortization of special tools	2,461	3,265	2,451	2,459	2,880
Total Company Employee Data — Worldwide
Payroll	$18,319	$17,810	$18,227	$18,512	$16,757
Total labor costs	23,871	23,937	25,940	26,953	25,606
Average number of employees	350,321	358,675	352,380	375,214	342,545
Total Company Employee Data — U.S. Operations
Payroll	$11,301	$11,084	$11,288	$11,473	$10,548
Average number of employees	161,868	165,787	165,081	173,120	171,269
Average hourly labor costs(f)
Earnings	$29.34	$27.38	$26.73	$25.58	$24.30
Benefits	23.31	20.35	21.71	21.79	21.42

Total hourly labor costs	$52.65	$47.73	$48.44	$47.37	$45.72

(f)	Per hour worked (in dollars). Excludes data for subsidiary companies.

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Summary of Operations — Continued

Summary of Vehicle Unit Sales(a)	2002	2001	2000	1999	1998
(in thousands)
North America
United States
Cars	1,454	1,427	1,775	1,725	1,563
Trucks	2,493	2,458	2,711	2,660	2,425

Total United States	3,947	3,885	4,486	4,385	3,988
Canada	280	245	300	288	279
Mexico	175	162	147	114	103

Total North America	4,402	4,292	4,933	4,787	4,370
Europe
Britain	592	637	476	518	498
Germany	327	383	320	353	444
Italy	245	249	222	209	205
Spain	169	178	180	180	155
France	150	163	158	172	171
Other countries	520	551	526	528	377

Total Europe	2,003	2,161	1,882	1,960	1,850
Other international
Brazil	148	125	134	117	178
Australia	117	115	125	125	133
Taiwan	65	53	63	56	77
Argentina	25	29	49	60	97
Japan	32	36	26	32	25
Other countries	181	197	212	83	93

Total other international	568	555	609	473	603

Total worldwide vehicle
Unit Sales	6,973	7,008	7,424	7,220	6,823

(a)	Vehicle unit sales generally are reported worldwide on a “where sold” basis and include sales of all Ford Motor Company-badged units, as well as units manufactured by Ford and sold to other manufacturers.

99.1-28

      The presentation below, consistent with our prior periodic reports, provides a geographic split of our Automotive operations, reflecting the results of our various automotive affiliates grouped by legal domicile.

      The results of our continuing operations exclude the results of discontinued and held-for-sale operations, which are described in Note 3 of the Notes to our Financial Statements.

Fourth Quarter 2002 Results of Operations

      Our worldwide losses were $130 million in the fourth quarter of 2002, or $0.07 per diluted share of Common and Class B Stock. In the fourth quarter of 2001, losses were $5,068 million, including charges of $4,106 million primarily related to our Revitalization Plan, or $2.81 per diluted share. Worldwide sales and revenues were $41.6 billion in the fourth quarter of 2002, up $869 million, reflecting primarily improvement in net pricing and mix. Unit sales of cars and trucks were 1,791,000, down 21,000 units, due to reduced U.S. and European industry volume, and reduced U.S. market share, partially offset by a fourth quarter 2002 increase in U.S. dealer inventories (23,000 units) and the non-recurrence of a reduction in U.S. dealer inventories in the fourth quarter of 2001 (101,000 units).

      Results of our operations by business sector for the fourth quarter of 2002 and 2001 are shown below (in millions):

	Fourth Quarter Net Income/(Loss)

			2002
			Over/(Under)
	2002	2001	2001

Automotive sector	$(342)	$(4,667)	$4,325
Financial Services sector	331	(364)	695

Income/(loss) from continuing operations	(11)	(5,031)	5,020
Income/(loss) from discontinued and held-for-sale operations *	(15)	(37)	22
Loss on disposal of discontinued and held-for-sale operations *	(104)	—	(104)

Total Company net income/(loss)	$(130)	$(5,068)	$4,938

*	See Note 3 of the Notes to our Financial Statements for a discussion of these discontinued and held-for-sale operations.

Automotive Sector

      Worldwide losses for our Automotive sector were $342 million in the fourth quarter of 2002 on sales of $34.7 billion. Losses in the fourth quarter of 2001 were $4,667 million on sales of $33.6 billion.

99.1-29

      Details of our geographic Automotive sector operations for the fourth quarter of 2002 and 2001 are shown below (in millions):

	Fourth Quarter Income/(Loss) from
	Continuing Operations

			2002
			Over/(Under)
	2002	2001	2001

North American Automotive	$(49)	$(4,024)	$3,975
Automotive Outside North America
Europe	(363)	59	(422)
South America	(11)	(598)	587
Rest of World	81	(104)	185

Total Automotive Outside North America	(293)	(643)	350

Total Automotive sector	$(342)	$(4,667)	$4,325

      The improved fourth quarter results in our North American automotive operations reflected primarily the non-recurrence of the 2001 asset impairments and other one-time charges that were primarily related to our Revitalization Plan, as well as improvements in cost performance (primarily lower costs related to warranty coverages and additional service actions), net revenue and vehicle mix. These were offset partially by lower unit sales volume in 2002 due primarily to lower U.S. industry demand (down 400,000 units to 17.1 million units on a seasonally adjusted annual basis) and lower market share (down 1.6 percentage points to 21.2%) for Ford, Lincoln and Mercury brand vehicles, compared with 2001 levels.

      The decrease in fourth quarter results in Europe reflected charges related to restructuring actions involving our Ford-brand Europe and Premier Automotive Group operations, as well as a less favorable vehicle mix and lower production for dealer inventories. These were partially offset by a higher European market share (up 0.6 percentage points to 10.6%) for all vehicle brands.

      The fourth quarter restructuring charges in Europe discussed above totaled $117 million for Ford-brand operations and $106 million for Premier Automotive Group operations, with each primarily reflecting employee separation costs. In the case of Ford-brand operations, the employee separation costs were incurred primarily in preparation for the planned transfer of production of the Transit vehicle from our Genk, Belgium facility to a facility owned by an unconsolidated joint venture in Turkey — Ford Otosan — in which we have a 41% equity interest.

      Our Automotive sector losses in South America were $11 million from operations in the fourth quarter of 2002, compared with a loss of $598 million for the same period one year ago. The improvement reflected primarily the non-recurrence of the 2001 asset impairments and other restructuring charges that were largely related to our Revitalization Plan and the reversal of accruals related to trade tariffs as a result of the settlement between Brazil and Argentina of MERCOSUR trade balance rules. The results also reflected improved operating fundamentals, partially offset by lower industry volumes. The earnings improvement of $185 million in Rest of World reflected primarily the non-recurrence of a Mazda pension-related charge in the fourth quarter of 2001.

99.1-30

Financial Services Sector

      Details of our Financial Services sector earnings from continuing operations are shown below (in millions):

	Fourth Quarter
	Income/(Loss) from Continuing
	Operations

			2002
			Over/(Under)
	2002	2001	2001

Ford Credit	$372	$(301)	$673
Hertz	16	(58)	74
Minority interests and other	(57)	(5)	(52)

Total Financial Services sector	$331	$(364)	$695

Ford Credit — Not Included

Full-Year 2002 Results of Operations

      Our worldwide sales and revenues were $162.6 billion in 2002, up $1.8 billion from 2001. The increase is explained by higher Automotive revenues, reflecting higher unit sales volume and improved vehicle mix in North America, partially offset by lower financial services revenues resulting from increased sales of receivables. We sold 6,973,000 cars and trucks in 2002, down 35,000 units from 2001.

      Results of our operations by business sector for 2002, 2001, and 2000 are shown below (in millions):

	Automotive Sector			Financial Services Sector			Total

	2002	2001	2000	2002	2001	2000	2002	2001	2000

Income/(loss) from continuing operations	$(987)	$(6,155)	$3,664	$1,271	$806	$1,792	$284	$(5,349)	$5,456
Income/(loss) from discontinued and held-for-sale operations	(93)	(112)	269	30	8	(6)	(63)	(104)	263
Loss on disposal of discontinued and held-for-sale operations	(168)	—	(2,252)	(31)	—	—	(199)	—	(2,252)
Cumulative effect of change in accounting principle*	(708)	—	—	(294)	—	—	(1,002)	—	—

Total Company net income/(loss)	$(1,956)	$(6,267)	$1,681	$976	$814	$1,786	$(980)	$(5,453)	$3,467

*	See Note 7 of the Notes to our Financial Statements for a discussion of impairment of goodwill pursuant to the adoption of SFAS No. 142, to which this relates.

99.1-31

      The following unusual items were included in our 2002, 2001, and 2000 income from continuing operations (in millions):

	Automotive Sector

				Rest	Total	Financial
	North		South	of	Auto	Services
	America	Europe	America	World	Sector	Sector

2002
Derivative instruments (SFAS No. 133) ongoing effects	$(57)				$(57)	$(141)
Interest income on U.S. federal tax refund	142				142
Loss on sale of Kwik-Fit and other businesses	(15)	$(510)			(525)
European end-of-life accrual		(46)			(46)
Europe and PAG restructuring		(223)			(223)

Total 2002 unusual items	$70	$(779)	$—	$—	$(709)	$(141)

2001
Derivative instruments (SFAS No. 133) transition adjustment and ongoing effects	$(95)				$(95)	$(157)
Mazda restructuring actions in the second quarter				$(114)	(114)
Write-down of E-commerce and Automotive- related ventures in the third quarter	(199)				(199)
Revitalization Plan and other fourth quarter charges*	(3,149)		$(552)	(201)	(3,902)	(204)

Total 2001 unusual items	$(3,443)	$—	$(552)	$(315)	$(4,310)	$(361)

2000
Asset impairment and restructuring costs for Ford-brand operations in Europe in the second quarter		$(1,019)			$(1,019)
Inventory-related profit reduction for Land Rover in the third quarter	$(13)	(76)		$(17)	(106)
Write-down of assets associated with the Nemak joint venture in the fourth quarter	(133)				(133)

Total 2000 unusual items	$(146)	$(1,095)	$—	$(17)	$(1,258)	$—

*	Included pre-tax charges for fixed-asset impairments in our North American and South American Automotive operations ($3.1 billion and $700 million, respectively), precious metals impairment ($1.0 billion), employee separation charges ($600 million) and other charges ($300 million).

99.1-32

      We established and communicated the financial milestones for 2002. Our results against these milestones, excluding the unusual items described above, are listed below.

	2002 Milestone	Achieved

Restructuring Priorities
Communicate/implement plans	Report on progress	Yes
Quality (U.S.)	Improve J.D. Power Initial Quality Survey	Yes
Capacity utilization (North America)	Improve by 10%	Yes
Non-product-related cost	Reduce by $2 billion	Yes
Divest non-core operations	$1 billion cash realization	Yes	*
Financial Results
Corporate
Pre-tax earnings	Positive	Yes
Capital spending	$7 billion	Yes
Europe	Improve results	No
South America	Improve results	No

*	In 2002, we received about $930 million in cash proceeds and entered into commitments from third parties to receive the balance in 2003.

Automotive Sector Results of Operations

      Details of our Automotive sector geographic earnings from continuing operations for 2002, 2001, and 2000 are shown below (in millions):

	Income/(Loss)from Continuing
	Operations

	2002	2001	2000

North American Automotive	$(278)	$(5,488)	$4,909
Automotive Outside North America
— Europe	(725)	268	(1,115)
— South America	(295)	(776)	(236)
— Rest of World	311	(159)	106

Total Automotive Outside North America	(709)	(667)	(1,245)

Total Automotive sector	$(987)	$(6,155)	$3,664

2002 Compared with 2001

      Worldwide losses from continuing operations for our Automotive sector were $987 million in 2002 on sales of $134.4 billion, compared with losses of $6,155 million in 2001 on sales of $130.8 billion.

      Our automotive sector losses from continuing operations in North America were $278 million in 2002 on sales of $94.1 billion, compared with losses of $5,488 million in 2001 on sales of $90.8 billion. The improvement in earnings reflected primarily the non-recurrence of the 2001 asset impairments and other one-time charges largely related to our Revitalization Plan, as well as the non-recurrence of costs related to our 2001 Firestone tire replacement action (about $2 billion). Additionally, profits improved due to achievement of our 2002 milestone to reduce non-product costs by $2 billion and the replenishment of dealer inventories in the U.S., which were unusually low at year-end 2001. These improvements were partially offset by increased product-related costs and lower market share. Net pricing (per vehicle, at constant mix) was about the same as 2001 levels, with pricing improvements being offset by higher variable marketing costs.

      In 2002, approximately 17.1 million new cars and trucks were sold in the United States, down from 17.5 million units in 2001. Our share of those unit sales was 21.1% in 2002, down 1.7 percentage points from a

99.1-33

year ago. The decline in market share reflected a number of factors, including an increase in the number of new competitive product offerings and our discontinuation of four vehicle lines (Mercury Cougar, Mercury Villager, Lincoln Continental and most models of the Ford Escort). Marketing costs for our Ford, Lincoln and Mercury brands increased to 15.8% of sales of those brands, up from 14.7% a year ago, reflecting continuing competitive pressures in the United States.

      Our automotive sector losses in Europe were $725 million from continuing operations in 2002, compared with earnings of $268 million a year ago. The decrease reflected primarily the loss related to our sale of Kwik-Fit, charges related to restructuring actions involving our Ford-brand Europe and Premier Automotive Group operations (discussed above), as well as a less favorable vehicle mix primarily at Jaguar and lower production to reduce dealer inventories.

      In 2002, approximately 17.2 million new cars and trucks were sold in our nineteen primary European markets, down from 17.8 million units in 2001. Our share of those unit sales was 10.9% in 2002, up 0.3 percentage points from a year ago, due primarily to share improvement for Ford-brand vehicles (up 0.1 percentage points to 8.7%), Jaguar brand vehicles (up 0.1 percentage points to 0.3%) and Volvo brand vehicles (up 0.1 percentage points to 1.4%).

      Our Automotive sector losses from continuing operations in South America were $295 million in 2002, compared with losses of $776 million in 2001. The improvement reflected primarily the non-recurrence of the 2001 asset impairments and other one-time charges largely related to our Revitalization Plan. The results also reflected the adverse effects of currency devaluation, partially offset by continuing improvement in operating fundamentals.

      In 2002, approximately 1.5 million new cars and trucks were sold in Brazil, compared with 1.6 million in 2001. Our share of those unit sales was 10.3% in 2002, up 2.1 percentage points from a year ago. The increase in market share reflected market acceptance of our new Ford Fiesta model and strong sales performance.

      Automotive sector earnings from continuing operations outside North America, Europe, and South America (“Rest of World”) were $311 million in 2002, compared with losses of $159 million in 2001. The improvement reflected primarily the non-recurrence of the 2001 pension and restructuring related charges at Mazda, as well as net revenue and volume improvements throughout our Asia Pacific operations and operating improvements at Mazda.

      New car and truck sales in Australia, our largest market in Rest of World, were approximately 824,000 units in 2002, up about 51,000 units from a year ago. In 2002, our combined car and truck market share in Australia was 14.3%, down 0.8 percentage points from 2001, reflecting primarily strong competitive pressures in the small car segment and the truck segment.

2001 Compared with 2000

      Worldwide losses from continuing operations for our Automotive sector were $6,155 million in 2001 on sales of $130.8 billion, compared with earnings of $3,664 million in 2000 on sales of $140.8 billion. Adjusted for constant volume and mix and excluding unusual items and costs related to our Firestone tire replacement action, our total costs in the Automotive sector increased $1.0 billion compared with 2000.

      Our Automotive sector losses from continuing operations in North America were $5,488 million in 2001 on sales of $90.8 billion, compared with earnings of $4,909 million in 2000 on sales of $103.8 billion. The earnings deterioration reflected primarily lower vehicle unit sales volumes, the charges associated with the Revitalization Plan and the other charges outlined above, significantly increased marketing costs, costs associated with the Firestone tire replacement action and increased costs associated with warranty and additional service actions.

      In 2001, approximately 17.5 million new cars and trucks were sold in the United States, down from 17.8 million units in 2000. Our share of those unit sales was 22.8% in 2001, down 0.9 percentage points from a year ago, due primarily to increased competition resulting from new model entrants into the truck and sport utility vehicle segments, as well as the continued weakness of the Japanese yen, which creates favorable

99.1-34

pricing opportunities for our Japanese competitors. Marketing costs for our Ford, Lincoln and Mercury brands increased to 14.7% of sales of those brands, up from 11.1% a year ago, reflecting increased competitive pricing in the form of subsidized financing and leasing programs (such as 0.0% financing during the fourth quarter), cash rebates and other incentive programs.

      Our Automotive sector earnings in Europe were $268 million from continuing operations in 2001, compared with losses of $1,115 million a year ago. The increase reflected the non-recurrence of the 2000 charge related to asset impairments and restructuring, as well as increased vehicle unit sales and the effect on depreciation from last year’s asset impairment and restructuring actions.

      In 2001, approximately 17.8 million new cars and trucks were sold in our nineteen primary European markets, down from 17.9 million units in 2000. Our share of those unit sales was 10.7% in 2001, up 0.7 percentage points from a year ago, reflecting increased sales of new Ford-brand Mondeo and Transit models and our acquisition of Land Rover.

      Our Automotive sector losses in South America were $776 million from continuing operations in 2001, compared with a loss of $236 million in 2000. The decrease is more than explained by asset impairment charges and the devaluation of the Argentine peso.

      In 2001, approximately 1.6 million new cars and trucks were sold in Brazil, compared with 1.5 million in 2000. Our share of those unit sales was 8.2% in 2001, down 1.4 percentage points compared with 2000. The decline in market share reflected new and existing manufacturers who are aggressively competing for market share.

      Automotive sector losses from continuing operations outside North America, Europe, and South America (“Rest of World”) were $159 million in 2001, compared with earnings of $106 million in 2000. The earnings deterioration reflected Ford’s share of a non-cash charge relating to Mazda’s pension expenses and other restructuring actions at Mazda.

      New car and truck sales in Australia, our largest market in Rest of World, were approximately 773,000 units in 2001, down about 14,000 units from a year ago. In 2001, our combined car and truck market share in Australia was 15.1%, down 0.6 percentage points from 2000, reflecting primarily share deterioration in the full-size car segment due to continued aggressive competition.

Financial Services Sector Results of Operations

      Our Financial Services sector consists primarily of two segments, Ford Credit and Hertz. Details of our Financial Services sector earnings from continuing operations for 2002, 2001, and 2000 are shown below (in millions):

	Income/(Loss)from
	Continuing Operations

	2002	2001	2000

Ford Credit	$1,235	$831	$1,542
Hertz	127	23	358
Minority interests and other	(91)	(48)	(108)

Total Financial Services sector	$1,271	$806	$1,792

2002 Compared with 2001

      Ford Credit — Not Included

      Earnings at Hertz in 2002, before the cumulative effect of a change in accounting principle, were $127 million. The Hertz results shown here include amortization of intangibles at Ford FSG, Inc., Hertz’ parent company, which is not applicable to Hertz’ financial statements. Results for Hertz in 2002 included a $294 million non-cash charge related to impairment of goodwill in Hertz’ industrial and construction equipment rental business in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. In 2001,

99.1-35

Hertz had earnings of $23 million. The increase in earnings, before the change in accounting principle, was principally due to an improved car rental pricing environment and lower costs.

      Included in the $91 million loss for “minority interests and other” within the Financial Services sector for 2002 is an after-tax charge related to our equity interest in a partnership that holds diversified financing assets. These are assets that we retained in connection with our sale of the assets of USL Capital Corporation in 1996. The charge, totaling $95 million after-tax, is specifically related to aircraft leases to United Airlines (twelve aircraft) and US Airways (five aircraft) which are in bankruptcy, and telecommunications equipment leases to a WorldCom subsidiary. In all, the partnership has leased 69 aircraft to 11 lessees, primarily to U.S.-based airlines; our share of the partnership’s remaining investment in aircraft leases is about $350 million.

2001 Compared with 2000

      Ford Credit’s consolidated income from continuing operations in 2001 was $831 million, down $711 million or 46% from 2000. Excluding Ford Credit’s share of the charges associated with the Revitalization Plan, net income was about $1 billion, down $507 million compared with 2000, due primarily to a higher provision for credit losses and the net unfavorable impact of SFAS No. 133 from hedging activity, offset partially by favorable earnings effects related to securitization transactions, higher financing volumes of finance receivables and operating leases and improved financing margins.

      Earnings at Hertz in 2001 were $23 million. In 2000, Hertz had earnings of $358 million. The decrease in earnings was primarily due to lower car rental volume in the United States, reflecting the adverse impact on business travel and downward pricing pressure due to the slowdown in the United States economy and the adverse impact of the terrorist attacks.

Liquidity and Capital Resources

Automotive Sector

      For the Automotive sector, liquidity and capital resources include gross cash balances, cash generated from operations, our ability to raise funds in capital markets and committed credit lines.

      Gross Cash — Automotive gross cash includes cash and marketable securities and assets contained in a Voluntary Employee Beneficiary Association (“VEBA”) trust, which are financial assets available to fund certain future employee benefit obligations in the near term, as summarized below (in billions):

	December 31,

	2002	2001	2000

Cash and cash equivalents	$5.2	$4.1	$3.4
Marketable securities	17.4	10.9	13.1
VEBA	2.7	2.7	3.7

Gross cash	$25.3	$17.7	$20.2

99.1-36

      In managing our business, we classify changes in gross cash in three categories: operating (including capital expenditures and capital transactions with the Financial Services sector), acquisitions and divestitures, and financing. Changes for the last three years are summarized below (in billions):

	December 31,

	2002	2001	2000

Gross cash at end of period	$25.3	$17.7	$20.2
Gross cash at beginning of period	17.7	20.2	25.4

Total change in gross cash	$7.6	$(2.5)	$(5.2)

Operating related cash flows
Automotive net income/(loss)	$(2.0)	$(6.3)	$1.7
Non-cash, one-time charges	1.7	4.3	3.5
Depreciation and special tools amortization	4.9	5.0	5.1
Changes in receivables, inventory and trade payables	(1.8)	4.4	(0.5)
Other — primarily expense and payment timing differences	3.8	(0.1)	3.7
Capital transactions with Financial Services sector *	0.4	0.4	0.7
Capital expenditures	(6.8)	(6.3)	(7.4)

Total operating related cash flows before tax refunds	0.2	1.4	6.8
Tax refunds	2.6	—	—

Total operating related cash flows	2.8	1.4	6.8
Divestitures and asset sales	0.9	0.4	—
Acquisitions and capital contributions	(0.3)	(2.7)	(2.7)
Financing related cash flows
Convertible trust preferred securities	4.9	—	—
Value Enhancement Plan	—	—	(5.6)
Dividends to shareholders	(0.7)	(1.9)	(2.8)
Net issuance/(purchase) of stock	0.1	(1.4)	(1.2)
Changes in total Automotive Sector debt	(0.1)	1.7	0.3

Total financing related cash flows	4.2	(1.6)	(9.3)

Total change in gross cash	$7.6	$(2.5)	$(5.2)

*	Includes the net of capital contributions, dividends, loans and loan repayments.

      In 2002, we had non-cash one-time charges of $1.7 billion, reflecting primarily impairment of goodwill and other intangible assets under SFAS 142, Goodwill and Other Intangible Assets (which eliminates amortization of goodwill and certain other intangible assets, but requires annual testing for impairment), losses on the sales of Kwik-Fit and other businesses, and restructuring charges in our Ford- brand European Automotive operations and Premier Automotive Group operations.

      Timing differences between the recognition of certain expenses or revenue reductions and their corresponding cash payments are recognized in operating related cash flows. In 2002, these differences and other miscellaneous items improved our operating related cash flows by $3.8 billion, denoted as “Other” in the table above. These timing differences arise primarily from accrual of health care, marketing, warranty and additional service action costs before the corresponding cash payments are required to be made.

      In 2002, we spent $6.8 billion for Automotive sector capital goods, such as machinery, equipment, tooling and facilities. This was up $500 million from 2001, reflecting primarily increased spending on new products consistent with our product-led revitalization. Capital expenditures were 5.0% of sales in 2002, up 0.2 percentage points from a year ago.

99.1-37

      During 2002, we received $4.9 billion of net proceeds from the issuance of our 6.5% Cumulative Convertible Trust Preferred Securities and about $2.6 billion of income tax refunds. These two factors alone explain substantially all of the $7.6 billion increase in our gross cash balances during 2002.

      Capital transactions with the Financial Services sector improved cash flow by $400 million, reflecting primarily dividends from Ford Credit, net of a $700 million cash contribution from Ford indirectly to Ford Credit in January 2002.

      Shown in the table below is a reconciliation between operating related cash flow above and financial statement cash flows from operating activities before securities trading (in billions):

	Full Year

	2002	2001

Operating related cash flows	$2.8	$1.4
Items Ford includes in operating related cash flow
Capital transactions with Financial Services sector	(0.4)	(0.4)
Capital expenditures	6.8	6.3
Net transactions between Automotive and Financial Services sectors*	0.1	(0.6)
Other, primarily exclusion of cash in-flows from VEBA draw-down	0.2	0.8

Total reconciling items	6.7	6.1

Cash flows from operating activities before securities trading	$9.5	$7.5

*	Primarily payables and receivables between the sectors in the normal course of business, as shown in our sector statement of cash flows.

      Debt and Net Cash — At December 31, 2002, our Automotive sector had total debt of $14.2 billion, up $400 million from a year ago. The weighted average maturity of our long-term debt, substantially all of which is fixed-rate debt, is approximately 27 years with about $1.1 billion maturing by December 31, 2007. The weighted average maturity of total debt (long-term and short-term) is approximately 26 years. At December 31, 2002, our Automotive sector had net cash (defined as gross cash less total debt) of $11.1 billion, compared with $3.9 billion and $8.1 billion at the end of 2001 and 2000, respectively.

      Credit Facilities — At December 31, 2002, the Automotive sector had $7.8 billion of contractually committed credit agreements with various banks; eighty-eight percent of the total facilities are committed through June 30, 2007. Ford has the ability to transfer on a non-guaranteed basis $7.2 billion of these credit lines to Ford Credit or FCE Bank, plc, Ford Credit’s European operation (“FCE”). All of our global credit facilities are free of material adverse change clauses and restrictive financial covenants (for example, debt-to-equity limitations, minimum net worth requirements and credit rating triggers that would limit out ability to borrow). Approximately $100 million of these facilities were in use at December 31, 2002.

      Other Securities — Ford Motor Company Capital Trust I and Ford Motor Company Capital Trust II together have outstanding an aggregate $5.7 billion of trust preferred securities as described in Note 14 of the Notes to our Financial Statements. These securities are not included in the total debt amounts discussed above. In addition, during the fourth quarter of 2002, we redeemed our Series B Cumulative Preferred Stock for an aggregate redemption price of $177 million.

Financial Services Sector

     Ford Credit — Not Included

          Hertz

      Hertz requires funding for the acquisition of revenue earning equipment, which consists of vehicles and industrial and construction equipment. Hertz purchases this equipment in accordance with the terms of agreements negotiated with automobile and equipment manufacturers. The financing requirements of Hertz are seasonal and are mainly explained by the seasonality of the travel industry. Hertz’ fleet size, and its related

99.1-38

financing requirements, generally peak in the months of June and July, and decline during the months of December and January. Hertz accesses the global capital markets to meet its funding needs.

      Hertz maintains unsecured domestic and foreign commercial paper programs and a secured domestic commercial paper program to cover short-term funding needs, and also draws from bank lines, as a normal business practice, to fund international needs. Hertz also is active in the domestic medium-term and long-term debt markets.

      During 2002, Hertz launched an asset-backed securitization program for its domestic car rental fleet to reduce its borrowing costs and enhance its financing resources. As of December 31, 2002, $514 million was outstanding under this program.

      At December 31, 2002, Hertz had committed credit facilities totaling $3.0 billion. Of this amount, $1.4 billion represented global and other committed credit facilities ($0.9 billion of which are available through June 30, 2007 and $0.5 billion of which have various maturities of up to four years); $500 million consisted of a revolving credit line provided by Ford, which currently expires in June 2004; $215 million consisted of asset backed Letters of Credit, and $928 million consisted of 364-day asset backed commercial paper facilities.

Total Company

      Stockholders’ Equity — Our stockholders’ equity was $5.6 billion at December 31, 2002, down $2.2 billion compared with December 31, 2001. As described below, changes in the funded status of our pension funds adversely impacted stockholders’ equity by $5.3 billion, which was partially offset by favorable foreign currency translation adjustments of $2.9 billion. Our stockholders’ equity also was reduced in 2002 by net losses of $980 million and dividend payments of $743 million.

      Post Retirement Obligations — We sponsor defined benefit pension plans whose pension fund assets consist principally of investments in equities and in government and other fixed income securities. For our major U.S. pension funds, the target asset allocation is 70% equities and 30% fixed income securities. On December 31, 2002, the market value of our U.S. pension fund assets was less than the projected benefit obligations (calculated using a discount rate of 6.75%, which is reduced from 7.25% used at year-end 2001) by $7.3 billion for our U.S. plans. For non-U.S. plans, the shortfall as of December 31, 2002, was $8.3 billion, for a total worldwide shortfall of $15.6 billion. Our stockholders’ equity was reduced by $5.3 billion at December 31, 2002 because of increased pension under funding. Pension funding obligations and strategies are highly dependent on investment returns, discount rates, actuarial assumptions, and benefit levels (which can be contractually specified, such as those under the Ford-UAW Retirement Plan that is subject to negotiation in 2003). If these assumptions were to remain unchanged, we project that we would not have a legal requirement to fund our major U.S. pension plans before 2007. However, we review our pension assumptions regularly and we do from time to time make contributions beyond those legally required. For example, in January 2003 we contributed $500 million in cash to the U.S. pension funds and, depending on a determination that it will be deductible for U.S. income tax purposes, expect to contribute an additional $500 million by June 2003. Further, after giving effect to these contributions, based on current interest rates and on our return assumptions and assuming no additional contributions, we do not expect to be required to pay any variable-rate premiums to the Pension Benefit Guaranty Corporation before 2005.

      We sponsor post retirement health care plans, primarily in the U.S. We partially fund these obligations through a VEBA trust, which is invested in short-term fixed income investments.

      Debt Ratings — Our short- and long-term debt are rated by three nationally-recognized statistical rating organizations: Fitch, Inc. (“Fitch”); Moody’s Investors Service, Inc. (“Moody’s”); and Standard & Poor’s Rating Services, a division of McGraw-Hill Companies, Inc. (“S&P”). In addition to these three rating agencies, we also are rated in several local markets by locally recognized rating agencies. Debt ratings reflect an assessment by the rating agencies of the credit risk associated with particular securities we issue, and are based on information provided by us or other sources. Lower ratings generally result in higher borrowing costs and reduced access to capital markets. Long- and short-term debt ratings of BBB- and F3 or higher by Fitch,

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Baa3 and P-3 or higher by Moody’s and BBB- and A3 or higher by S&P are considered “investment grade.” However, debt ratings are not recommendations to buy, sell, or hold securities and are subject to revision or withdrawal at any time by the assigning rating agency. Each rating agency may have different criteria in evaluating the risk associated to a company, and therefore ratings should be evaluated independently for each rating agency.

      Fitch Ratings. On January 11, 2002, Fitch lowered the long-term debt ratings of Ford, Ford Credit and Hertz from A- to BBB+, confirmed Ford Credit’s and Hertz’ short-term debt rating at F2, and confirmed the rating outlook for all three companies as negative. On October 31, 2002, Fitch affirmed the long-term debt ratings of Ford, Ford Credit and Hertz at BBB+, short-term debt ratings at F2 and its rating outlook as negative.

      Moody’s Ratings. On January 16, 2002, Moody’s lowered Ford’s long-term debt rating from A3 to Baa1, lowered Ford Credit’s long- and short-term debt ratings from A2 to A3 and from Prime-1 to Prime-2, respectively, and confirmed the rating outlook of both companies as negative. Moody’s also lowered Hertz’ long-term debt rating from Baa1 to Baa2, confirmed its short-term debt rating at Prime-2 and confirmed its rating outlook as negative. On December 10, 2002, Moody’s confirmed Hertz’ long-term debt rating at Baa2, short-term debt rating at Prime-2 and its rating outlook is negative. On March 7, 2003, Moody’s affirmed the long-term debt rating of Ford at Baa1 and long-and short-term debt ratings of Ford Credit at A3 and Prime-2, respectively, and confirmed the rating outlook of both companies as negative.

      S&P Ratings. On January 11, 2002, S&P changed the rating outlook for Ford, Ford Credit and Hertz to negative. On October 16, 2002, S&P placed Ford, Ford Credit and Hertz’s long-term debt ratings on CreditWatch with negative implications. The short-term debt rating of Ford Credit was reaffirmed at A2. On October 25, 2002, S&P lowered the long-term debt ratings of Ford and Ford Credit from BBB+ to BBB. It affirmed the short-term debt ratings of Ford Credit at A2. S&P stated that its rating outlook on us was negative and that is was concerned that the benefits of our Revitalization Plan could eventually be offset by decreasing industry demand in North America, industry wide price competition and Ford’s market share weakness. S&P also indicated that its ratings on Ford could be lowered further if it comes to doubt Ford’s ability to sustain earnings improvement, including the achievement of at least breakeven per-tax earnings in our Automotive operations in 2003. On October 30, 2002, S&P affirmed Hertz’ long-term debt rating at BBB and its short-term debt rating at A2. On March 7, 2003, S&P affirmed the long-term debt ratings of Ford and Ford Credit at BBB and the short-term debt rating of Ford Credit at A2. The outlook for all companies is negative.

Off-Balance Sheet Arrangements

      We have entered into various arrangements not reflected on our balance sheet that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. These include guarantees, sales of receivables by Ford Credit, and variable interest entities, each of which is discussed below.

Guarantees (See also Note 24 of the Notes to our Financial Statements)

      Occasionally, we guarantee debt and lease obligations of joint venture entities and other third parties with which we do business to support their growth. As of December 31, 2002, our maximum potential exposure under these guarantees was $486 million.

      In the ordinary course of business, we also execute contracts involving indemnifications standard in the industry and indemnifications specific to a transaction. These indemnifications include claims for any of the following: environmental, tax, and shareholder matters; intellectual property rights; governmental regulations and employment-related matters; financial matters; and dealer, supplier, and other commercial contractual relationships. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third party claim.

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Sales of Receivables by Ford Credit — Not Included

Variable Interest Entities (See also Item 2. “Properties” and Note 13 of the Notes to our Financial Statements)

Automotive

      Our Automotive sector has invested in several joint ventures that are reported as equity investments. In many cases, we have contracted with these joint ventures to manufacture and/or assemble vehicles or components. We have invested and contracted with these entities to obtain low cost, high quality parts and vehicles, world-class niche product development capabilities and the ability to leverage the technical expertise of our joint venture partners. These investments may involve a transfer of assets in exchange for an equity interest. In some cases, we have agreed to guarantee the debt of the entity; in others we have unconditional supply arrangements that are used by the entity to secure financing. In many cases, labor used by the joint ventures are Ford employees, the cost of which we are reimbursed; however, failing reimbursement we are ultimately responsible for the costs of these employees. The terms of these supply arrangements are a result of arms-length negotiation. For a discussion of the impact of FIN 46 on our accounting for these joint ventures, see Note 13 of the Notes to our Financial Statements.

Financial Services

      It is reasonably possible that FCAR, in its existing structure, may be consolidated in our financial results in compliance with FIN 46. Our equity investment and retained beneficial interest related to FCAR is approximately $1.7 billion, which is reflected on our consolidated balance sheet. At December 31, 2002, FCAR had gross assets of $12.2 billion and gross liabilities of $11.8 billion. We continue to assess structures that would maintain FCAR as an unconsolidated entity under FIN 46. We are continuing to analyze the impact on our financial statements of FIN 46 and its impact on FCAR. In addition, Ford Credit also sells receivables to bank-sponsored asset-backed commercial paper issuers that are SPEs of the sponsor bank. FIN 46 might also require the sponsor banks to consolidate the assets and liabilities of the SPEs into their financial results. If this occurs, the sponsor banks may increase the program fees for Ford Credit’s use of these SPEs or fail to renew their commitment to purchase additional receivables from Ford Credit. At December 31, 2002, about $6 billion of retail installment sale contracts Ford Credit originated were held by these SPEs. We believe we would not be required to consolidate any portion of these SPEs in our financial results. We are continuing to evaluate the impact of FIN 46 on the bank sponsors of these SPEs and on the continued availability and costs of this program. We believe bank sponsors will not terminate their SPEs or reduce their purchase of receivables.

Aggregate Contractual Obligations

      We are party to many contractual obligations involving commitments to make payments to third parties. Most of these are debt obligations incurred by our Financial Services sector. In addition, as part of our normal business practices, we enter into contracts with suppliers for purchases of certain raw materials, components and services. These arrangements may contain fixed or minimum quantity purchase requirements. We enter into such arrangements to facilitate adequate supply of these materials and services. Many of these obligations are recorded; others are disclosed in various notes to the financial statements. Some obligations are executory contracts and therefore are not recognized as liabilities until the occurrence of a future event.

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      In order to provide information about our short- and long-term liquidity needs, a disclosure of selected obligations is displayed below (in millions):

	Payments Due by Period

		Less			More
		than	1 - 3	3 - 5	than
	Total	1 year	years	years	5 years

Debt obligations	$162,222	$42,086	$56,655	$23,858	$39,623
Capital lease obligations	284	45	48	37	154
Operating lease obligations	3,294	856	1,125	603	710

Total	$165,800	$42,987	$57,828	$24,498	$40,487

Critical Accounting Estimates

      We consider an accounting estimate to be critical if: 1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and 2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

      Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed the foregoing disclosure. In addition, there are other items within our financial statements that require estimation, but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Warranty and Additional Service Actions

      See Notes 1 and 24 of the Notes to our Financial Statements for more information regarding costs and assumptions for warranties and additional service actions.

      Nature of Estimates Required: The estimated warranty and additional service action costs for each vehicle sold by us are accrued at the time the vehicle is sold to a dealer. Included in the accruals are the costs for both basic warranty and additional service action on vehicles we sell. Estimates are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, where little or no claims experience may exist. In addition, the number and magnitude of additional service actions expected to be approved, and policies related to additional service actions, are taken into consideration. Due to the uncertainty and potential volatility of these estimated factors, changes in our assumptions could materially affect net income.

      Assumptions and Approach Used: Our estimate of warranty and additional service action obligations is reevaluated on a quarterly basis. Experience has shown that initial data for any given model year can be volatile; therefore, our process relies upon long-term historical averages until sufficient data are available. As actual experience becomes available, it is used to modify the historical averages to ensure that the forecast is within the range of likely outcomes. Resulting balances are then compared with present spending rates to ensure that the accruals are adequate to meet expected future obligations.

Pension

      See Note 20 of the Notes to our Financial Statements for more information regarding costs and assumptions for employee retirement benefits.

      Nature of Estimates Required: The measurement of our pension obligations, costs and liabilities is dependent on a variety of assumptions used by our actuaries. These assumptions include estimates of the present value of projected future pension payments to all plan participants, taking into consideration the likelihood of potential future events such as salary increases and demographic experience. These assumptions

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may have an effect on the amount and timing of future contributions. The plan trustee conducts an independent valuation of the fair value of pension plan assets.

      Assumptions and Approach Used: The assumptions used in developing the required estimates include the following key factors:

• Discount rates	• Inflation
• Salary growth	• Expected return on plan assets
• Retirement rates	• Mortality rates

      We base the discount rate assumption on investment yields available at year-end on corporate long-term bonds rated AA. Our inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions reflect our long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets reflects asset allocations, investment strategy and the views of investment managers and other large pension plan sponsors. Retirement and mortality rates are based primarily on actual plan experience. The effects of actual results differing from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense in such future periods.

      Sensitivity Analysis: The effect of the indicated decrease in the selected assumptions is shown below, assuming no changes in benefit levels and no amortization of gains or losses for our major plans in 2003 (in millions):

	Effect on U. S. Plans:

		December 31, 2002

	Percentage	Decline		Higher
	Point	in Funded	Reduction	2003
Assumption	Change	Status	in Equity	Expense

Discount rate	-0.5 pts	$1,800	$1,100	$10
Expected return on assets	-0.5 pts	—	—	175

Other Post Retirement Benefits (Retiree Health Care and Life Insurance)

      See Note 20 of the Notes to our Financial Statements for more information regarding costs and assumptions for other post retirement benefits.

      Nature of Estimates Required: The measurement of our obligations, costs and liabilities associated with other post retirement benefits (e.g., retiree health care) requires that we make use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events such as health care cost increases, salary increases and demographic experience, which may have an effect on the amount and timing of future payments.

      Assumptions and Approach Used: The assumptions used in developing the required estimates include the following key factors:

• Health care cost trends • Discount rates • Salary growth • Retirement rates	• Inflation • Expected return on plan assets • Mortality rates

      Our health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends. We base the discount rate assumption on investment yields available at year-end on corporate long-term bonds rated AA. Our inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions reflect our long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets reflects history and asset allocation. Retirement and mortality rates are based primarily on actual plan experience. The effects of actual results differing from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense in such future periods.

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      Sensitivity Analysis: The effect of the indicated increase/decrease in the selected assumptions is shown below (assuming no changes in benefit levels); the 2003 expense effect includes the impact on service cost and interest cost as well as amortization of gains or losses (in millions):

Effect on U. S. and Canadian Plans:

December 31, 2002
	Percentage	Obligation	2003 Expense
Assumption	Point Change	Higher/(Lower)	Higher/(Lower)

Discount rate	+/-0.5 pts	$(1,700)/$1,700	$(130)/$130
Health care cost trend	+/-1.0 pts	3,900/(3,300)	560/(460)

Allowance for Credit Losses — Not Included

Accumulated Depreciation on Operating Leases — Not Included

New Accounting Standards

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. This Statement amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123 prospectively to all unvested employee awards as of January 1, 2003, and all new awards granted to employees after January 1, 2003 using the modified prospective method of adoption under the provisions of SFAS No. 148.

      The FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities in June 2002. This Statement requires obligations associated with disposing of operations to be recognized and measured at fair value when certain liabilities are incurred. The current accounting guidance allows for recognition of liabilities on the commitment date of a disposal or exit plan. We adopted this Statement on January 1, 2003 and plant closures related to our Revitalization Plan will follow SFAS No. 146 accounting guidelines. We do not expect adoption of this Statement to have a material impact on our consolidated financial position or results of operations.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement superseded SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of and addresses financial accounting and reporting for impairment of long-lived assets to be held and used, and long-lived assets and components of an entity to be disposed of. We adopted this Statement on January 1, 2002.

      In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which requires entities to establish liabilities for legal obligations associated with the retirement of tangible long-lived assets. We adopted the Statement on January 1, 2003 and do not expect a material impact on our consolidated financial position or results of operations.

      In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. For certain guarantees issued after December 31, 2002, FIN 45 requires a guarantor to recognize, upon issuance of a guarantee, a liability for the fair value of the obligations it assumes under the guarantee. Guarantees issued prior to January 1, 2003, are not subject to liability recognition, but are subject to expanded disclosure requirements. We do not believe that the adoption of this Interpretation will have a material impact on our consolidated financial position or statement of operations. For further discussion, see Note 24 of the Notes to our Financial Statements.

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      In January 2003, FASB issued FIN 46, an interpretation of Accounting Research Bulletin No. 51. Under FIN 46, which requires us to consolidate variable interest entities for which we are deemed to be the primary beneficiary and disclose information about variable interest entities in which we have a significant variable interest. FIN 46 became effective immediately for variable interest entities formed after January 31, 2003 and will become effective in the third quarter of 2003 for any variable interest entities formed prior to February 1, 2003. We are adopting FIN 46 as it becomes effective, which could materially impact our financial statements. For further discussion of FIN 46, see “Off-Balance Sheet Arrangements — Variable Interest Entities” above and Note 13 of the Notes to our Financial Statements.

Outlook

2003 Financial Milestones

      We have set and communicated certain financial milestones for 2003. The financial milestones for 2003 are as follows:

Planning Assumptions
Industry Volume
U.S.	16.5 million units
Europe	17.0 million units
Net Pricing
U.S.	Zero
Europe	1%
Physicals	Milestone
Quality	Improve in all regions
Market Share	Improve in all regions
Automotive:
Cost Performance (at constant volume and mix)	Improve by at least $500 million
Capital Spending	$8 billion
Financial Results
Automotive
Income Before Taxes	Breakeven
Operating Cash Flow*	Breakeven
Ford Credit	Improve cash contribution to Parent Maintain managed leverage in low end of 13-14 to 1 range**

*	Consistent with operating cash flow calculation under “Liquidity and Capital Resources — Automotive Sector” above.

**	Consistent with definition of leverage under “Liquidity and Capital Resources — Financial Services Sector” above.

      Based on the planning assumptions set forth above and achievement of the foregoing milestones, we expect 2003 fully diluted earnings to be about 70 cents per share for the full-year and 20 cents per share for the first quarter. For the full-year, we expect the Automotive sector to break even and the Financial Services sector to provide improved cash contributions to the parent company.

Revitalization Plan Update

      In January 2002, we announced our Revitalization Plan, which is expected to improve our pre-tax income to $7 billion by mid-decade. Excluding unusual items, our pre-tax earnings in 2002 were well in excess of the

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breakeven target we set when we announced the Revitalization Plan last year. We also made improvements to our cost structure consistent with the Revitalization Plan. With the progress made on costs in 2002, coupled with the acceleration of cost reductions planned for this year, we expect profits to be ahead of the original plan this year as well. This expectation is reflected in our full year earnings target of 70 cents per share.

Pension and Health Care Expenses

      We sponsor defined benefit pension plans throughout the world and post retirement health care plans, primarily in the United States. We also provide health care coverage for our active employees, primarily in the United States. Pursuant to our collective bargaining agreement with the UAW, under which most of our U.S. hourly employees are covered, we are contractually committed to provide specified levels of pension and health care benefits to both employees and retirees covered by the contract. These obligations give rise to significant expenses that are highly dependent on assumptions discussed in Note 20 of the Notes to our Financial Statements and under “Critical Accounting Estimates” above.

      Based on present assumptions and benefit agreements, we expect our 2003 U.S. pre-tax pension expense to be about $270 million, which is about $460 million higher than it was in 2002.

      In 2002, our health care costs for United States employees was $2.8 billion, with about $1.9 billion attributable to retirees and $900 million attributable to active employees. Our health care costs in the United States have been rising at about 16% a year over the last two years. The cost of prescription drugs, which rose about 15% in 2002 compared with 2001, is the fastest growing segment of our health care costs and now accounts for approximately 30% of our total United States health care costs. Although we have taken measures to have salaried employees and retirees bear a higher portion of the costs of their health care benefits, we expect these trends to continue over the next several years.

Risk Factors

      Statements included or incorporated by reference herein may constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation:

•	greater price competition in the U.S. and Europe resulting from currency fluctuations, industry overcapacity or other factors;

•	a significant decline in industry sales, particularly in the U.S. or Europe, resulting from slowing economic growth, geo-political events or other factors;

•	lower-than-anticipated market acceptance of new or existing products;

•	work stoppages at key Ford or supplier facilities or other interruptions of supplies;

•	the discovery of defects in vehicles resulting in delays in new model launches, recall campaigns or increased warranty costs;

•	increased safety, emissions, fuel economy or other regulation resulting in higher costs and/or sales restrictions;

•	unusual or significant litigation or governmental investigations arising out of alleged defects in our products or otherwise;

•	worse-than-assumed economic and demographic experience for our post retirement benefit plans (e.g., investment returns, interest rates, health care cost trends, benefit improvements);

•	currency or commodity price fluctuations;

•	a market shift from truck sales in the U.S.;

•	economic difficulties in South America or Asia;

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•	reduced availability of or higher prices for fuel;

•	labor or other constraints on our ability to restructure our business;

•	a change in our requirements under long-term supply arrangements under which we are obligated to purchase minimum quantities or pay minimum amounts;

•	a further credit rating downgrade;

•	inability to access debt or securitization markets around the world at competitive rates or in sufficient amounts;

•	higher-than-expected credit losses;

•	lower-than-anticipated residual values for leased vehicles;

•	increased price competition in the rental car industry and/or a general decline in business or leisure travel due to terrorist attacks, act of war or measures taken by governments in response thereto that negatively affect the travel industry; and

•	our inability to implement the Revitalization Plan.

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ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

      We are exposed to a variety of market and other risks, including the effects of changes in foreign currency exchange rates, commodity prices, interest rates, as well as risks to availability of funding sources, hazard events, and specific asset risks.

      These risks affect our Automotive and Financial Services sectors differently. We monitor and manage these exposures as an integral part of our overall risk management program, which includes regular reports to a central management committee, the Global Risk Management Committee (“GRMC”). The GRMC is responsible for developing our overall risk management objectives and reviewing performance against these objectives. The GRMC is chaired by our Chief Financial Officer, and its members include our Treasurer, our Controller, and the Chief Financial Officer of Ford Credit.

      Our Automotive and Financial Services sectors are exposed to liquidity risk, or the possibility of having to curtail their businesses or being unable to meet present and future financial obligations as they come due because funding sources may be reduced or become unavailable. We, and particularly Ford Credit, which comprises substantially all of our Financial Services sector, maintain plans for sources of funding to ensure liquidity through a variety of economic or business cycles. As discussed in greater detail in Item 7, our funding sources include commercial paper, term debt, sale of receivables through securitization transactions, committed lines of credit from major banks, and other sources.

      We are exposed to a variety of insurable risks, such as loss or damage to property, liability claims, and employee injury. We protect against these risks through a combination of self-insurance and the purchase of commercial insurance designed to protect against events that could generate significant losses.

      Direct responsibility for the execution of our market risk management strategies resides with our Treasurer’s Office and is governed by written polices and procedures. Separation of duties is maintained between the development and authorization of derivative trades, the transaction of derivatives, and the settlement of cash flows. Regular audits are conducted to ensure that appropriate controls are in place and that they remain effective. In addition, our market risk exposures and our use of derivatives to manage these exposures are reviewed by the GRMC and the Audit Committee of our Board of Directors. For additional information on our derivatives, see Note 17 of our Notes to Financial Statements.

      The market and counterparty risks of our Automotive sector and Ford Credit are discussed and quantified below. The quantitative disclosures presented are independent of any adjustments related to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

Automotive Market and Counterparty Risk

      Our Automotive sector frequently has expenditures and receipts denominated in foreign currencies, including the following: purchases and sales of finished vehicles and production parts, debt and other payables, subsidiary dividends, and investments in foreign operations. These expenditures and receipts create exposures to changes in exchange rates. We also are exposed to changes in prices of commodities used in our Automotive sector and changes in interest rates.

      Foreign currency risk and commodity risk are measured and quantified using a model to calculate the changes in the value of currency and commodity derivative instruments along with the underlying exposure being hedged. Beginning with this report, we have changed our risk disclosure methodology to an earnings at risk (“EaR”) model from a value at risk (“VaR”). VaR is a valuation of the existing hedge portfolio and projects the potential change in the portfolio’s liquidation value. EaR provides the potential impact to pre-tax earnings related to foreign currency and commodity price exposure and is a more meaningful metric to an ongoing business than VaR. The model to calculate EaR combines current market data with historical data on volatilities and correlations of the underlying currencies and commodity prices. EaR includes hedging derivatives as well as the underlying exposures over a twelve month period.

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Foreign Currency Risk

      Foreign currency risk is the possibility that our financial results could be better or worse than planned because of changes in foreign currency exchange rates. We use derivative instruments to hedge assets, liabilities, investments in foreign operations, and firm commitments denominated in foreign currencies. In our hedging actions, we use primarily instruments commonly used by corporations to reduce foreign exchange risk (e.g., forward contracts and options).

      Our EaR is based on transaction exposure, which is the foreign currency exposure that results from cross border cash flows from specific transactions, and our related hedging activity. At December 31, 2002, the EaR from foreign currency exchange movements over the next twelve months is less than $390 million, within a 95% confidence level, which is approximately $60 million higher than the EaR projection for 2002 calculated as of December 31, 2001. The increased exposure results primarily from less diversification benefit due to higher correlation among major currency pairings.

Commodity Price Risk

      Commodity price risk is the possibility of higher or lower costs due to changes in the prices of commodities, such as non-ferrous (e.g., aluminum) and precious metals (e.g., palladium, platinum and rhodium), ferrous alloys (e.g., steel), energy (e.g., natural gas and electricity), and plastics/resins (e.g., polypropylene), which we use in the production of motor vehicles. We use derivative instruments to hedge the price risk associated with the purchase of those commodities that we can economically hedge. In our hedging actions, we primarily use instruments commonly used by corporations to reduce commodity price risk (e.g., financially settled forward contracts, swaps, and options).

      Based on our financial hedging activities with derivatives and the associated underlying exposures (e.g., precious metals, aluminum, copper, natural gas, and unleaded gas), at December 31, 2002, the EaR from commodity price movements over the next twelve months is less than $59 million, within a 95% confidence level, which is approximately $25 million lower than the EaR projection for 2002 calculated as of December 31, 2001. The decreased exposure results primarily from declining consumption exposures and a lower cost basis.

      In addition to these price-hedging activities, our procurement activities ensure that we have adequate supplies of raw materials used in our business. These procurement activities utilize forward purchase contracts, long-term supply contracts, and stockpiles. Any price-hedging inherent in our procurement activities is approved by the GRMC.

Interest Rate Risk

      Interest rate risk relates to the gain or loss we could incur to our investment portfolio in the event of a change in interest rates. We have $25.3 billion in cash (including assets contained in a VEBA trust), which we invest in securities of various types and maturities. Many of these securities are interest sensitive. These securities are generally classified as Trading or Available for Sale. The Trading portfolio gains and losses (unrealized and realized) are reported in the income statement. The Available for Sale portfolio realized gains or losses are reported in the income statement, and unrealized gains and losses are reported in the Consolidated Statement of Stockholders’ Equity in other comprehensive income. The investment strategy is based on clearly defined risk and liquidity guidelines to maintain liquidity, minimize risk, and earn a reasonable return on the short-term investment.

      At any time, a rise in interest rates could have a material adverse impact on the fair value of our Trading and our Available for Sale portfolios. As of December 31, 2002, the value of our Trading portfolio was $18.5 billion (including assets contained in a VEBA trust), the value of our Available for Sale portfolio was $1.6 billion, and the value of our cash and cash equivalents was $5.2 billion.

      Assuming a hypothetical, instantaneous increase in interest rates of one percentage point, the value of our Available for Sale and Trading portfolios would be reduced by $185 million and $27 million, respectively. While this is our best estimate of the impact of the specified interest rate scenario, actual results could differ

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from those projected. The sensitivity analysis presented assumes interest rate changes are instantaneous, parallel shifts in the yield curve. In reality, interest rate changes are rarely instantaneous or parallel.

Counterparty Risk

      Counterparty risk relates to the loss we could incur if an obligor or counterparty defaulted on an investment or a derivative contract. Exposures primarily relate to investments in fixed-income instruments and derivative contracts used for managing interest rate, currency and commodity risk. We, together with Ford Credit, establish exposure limits for each counterparty to minimize risk and provide counterparty diversification. Our exposures are monitored on a regular basis and are included in monthly reporting to the GRMC.

      Our approach to managing counterparty risk is forward-looking and proactive, allowing us to take risk mitigation actions. We establish exposure limits for both mark-to-market and future potential exposure, based on our overall risk tolerance and ratings-based historical default probabilities. The exposure limits are lower for lower-rated counterparties and for longer-dated exposures. We use a Monte Carlo simulation technique to assess our potential exposure by tenor, defined at a 95% confidence level.

      Substantially all of our counterparty and obligor exposures are with counterparties and obligors that are rated single-A or better.

Ford Credit Market Risks — Not Included

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